Form 20-F
period 1998-12-31
IT STAFFING LTD
filed 1999-06-30
CIK 1070630

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                IT STAFFING LTD.

                                    FORM 20-F


                                   (MARK ONE)

        [] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     [] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                             COMMISSION FILE NUMBER

                               _________________

                                IT STAFFING LTD.
             (Exact Name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                              55 University Avenue
                         Toronto, Ontario, Canada M5J2H7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class                                            Name of Exchange
--------------                                            ----------------
Common Stock, no par value                               Nasdaq SmallCap Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, no par value

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

1,677,875 shares of Common Stock


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                               EXCHANGE RATE DATA

         IT Staffing Ltd. (the "Company") maintains its books of account in Canadian dollars, but has provided the financial data in this 20-F in United States dollars with its audit conducted in accordance with generally accepted auditing standards in the United States of America. All references to dollar amounts in this 20-F are in United States dollars.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On May 31, 1999, the exchange rate was US$1.00 per Cdn$1.48.


YEAR ENDED DECEMBER 31,           1994     1995     1996     1997      1998
-----------------------           ----     ----     ----     ----      ----
RATE AT END OF PERIOD          $0.7143  $0.7353   0.7299   $0.6991   $0.6532
AVERAGE RATE DURING PERIOD      0.7299   0.7299   0.7353    0.7223    0.6745
HIGH                            0.7092   0.7009   0.7212    0.6945    0.7061
LOW                             0.7642   0.7533   0.7526    0.7493    0.6376

                                     PART 1

ITEM 1 - DESCRIPTION OF BUSINESS GENERAL

         The Company is a provider of IT staffing services, primarily in Toronto, Ontario, Canada, supplying qualified IT professionals to its customers as independent contractors for short and long term assignments and for permanent placement within such enterprises. The Company's customers include financial service companies, software and other technology companies, Canadian governmental entities and large multinational companies, including Merrill Lynch Canada Company, Inc., Bank of Montreal, Bell Sygma Inc., Revlon Canada Inc., IBM Corporation and American Express Company. The Company has recently expanded its operations into the United States and intends to develop a network of offices to provide IT staffing services throughout North America.

         The Company has focused on the recruiting of quality IT professionals. The Company utilizes established testing methods to ensure that its IT professionals are properly qualified. The Company also reviews a candidates' technical backgrounds and conducts preliminary interviews prior to referring candidates to its customers. By attracting the most qualified IT professionals, the Company believes that it will be able to attract high quality customers who require the services of such professionals.

         Since inception, the Company has pursued a strategy of developing and utilizing technology that it believes will provide it a competitive advantage. As a result, the Company believes that one of its primary competitive strengths is its utilization of technology. The Company maintains a database of over 35,000 IT professionals and advertises on the Internet to attract both candidates and customers. The Company uses HR Workbench, software developed by the Company in conjunction with Great Lakes Research and Development ("Great Lakes"), an unaffiliated entity, to locate the IT professionals in the Company's database with the technical skills and job interests that best satisfy the requirements of the position that the Company is attempting to staff. The database allows all of the Company's recruiters immediate access to active candidates. Candidates can register themselves directly into the database through the Internet or be entered into the system by the Company's recruiters.

         The Company and Great Lakes have developed, and are in the process of testing, an additional software product called AppTracker, which the Company, through a joint venture with Great Lakes, intends to market to human resource departments during the year ending December 31, 1999. The software is designed to aid human resources departments in performing numerous recruitment tasks, such as scheduling interviews and evaluating candidates. Statistics about the recruitment process, including the costs and expenses, are tabulated in various databases. The Company believes that it will have an advantage in marketing its staffing services to companies using AppTracker because of the Company's familiarity with the software and the ease of electronic data interchange ("EDI") with the Company.

         The Company was incorporated under the laws of the Province of Ontario, Canada in 1994.

INDUSTRY BACKGROUND

         The staffing industry has experienced significant growth in recent years in response to the increased popularity of outsourcing of many staffing requirements. This growth has been driven by employers who have sought to convert personnel costs from fixed to variable in nature by reducing their permanent staff and supplementing their workforce with contract employees for specific projects, peak work loads and other needs. The use of flexible staffing services has allowed employers to improve productivity, outsource specialized skills and avoid the negative effects of layoffs. This trend has accelerated with the pace of technological change and greater global competitive pressures. Regulations governing employee benefits, insurance and retirement plans, as well as the high cost of hiring, laying off and terminating permanent employees, have prompted many employers to take advantage of the flexibility offered through contract staffing arrangements. According to the Staffing Industry Report, a leading industry publication, revenue for the year ended December 31, 1997 for IT staffing services in the United States is estimated to have been $14.8 billion, a 27% increase over such revenues for the year ended December 31, 1996. According to an 1998 IDC Canada survey, an independent Canadian industry publication, the Canadian Information Technology services industry grew by more than 11% in 1997, reaching CDN$11.5 billion in revenues, an increase of 11.5% over such revenues for the year ended December 31, 1996, and is expected to grow at a compounded annual rate of 12.1% through 2001.

         The high technology industry as a whole continues to experience substantial growth as constant innovations, such as open and distributed computing, client/server technology, the Internet, relational databases and object-oriented programming, shortens product lifecycles and accelerates the demand for computer-related products. These trends, combined with the intense competition faced by high technology companies, have put considerable pressure on such companies to shorten the time-to-market of their products. The development of these next generation products often requires highly specialized technical talent which may not be available internally. This need for IT professionals is particularly critical during the period prior to the release of new software or hardware products. As a result, these high technology companies are frequently utilizing supplemental sources of IT professionals with expertise in current technologies.

         As new technologies are developed and introduced, businesses are attempting to integrate and implement these technologies into their already complex IT systems. As these systems are being deployed on an enterprise-wide basis and on multiple hardware and software platforms, the process of systems design and implementation has become more complex. As a result, businesses are forced to find qualified IT professionals to design, develop, deploy and maintain their systems. Frequently, however, qualified IT professionals do not exist internally or it may be impractical to redeploy and retrain internal personnel. Consequently, these businesses are increasingly seeking to augment their staffs with IT professionals skilled in the management and operation of such systems.

         The Company believes that the growth of the Internet is likely to contribute to the demand for IT professionals. North American companies are increasingly establishing or maintaining a presence on the Internet. Although many companies outsource to Web-site maintenance companies, others retain direct control of their Web-sites and may utilize contract workers to establish and maintain such sites.

         Despite increased demand for IT professionals, there is a shortage of IT professionals proficient in the most current computer languages and applications. According to the Information Technology Association of America, recent studies indicate that the United States has a shortage of approximately 346,000 IT professionals. According to a study performed by the KPMG/CATA Alliance, Canada has a shortage of between 20,000 and 30,000 IT professionals. The studies also suggests that the shortfall is growing. Due to the high demand for their services, many IT professionals have a variety of opportunities in the job market and an increasing number are attracted to the benefits of working on a contract basis. Such benefits include more flexible work schedules and the opportunity to work with emerging and challenging technologies in a variety of industries.

         The Company believes that to address their increasing demand for contract and permanent IT professionals, both research and development departments of technology companies and IT departments of large corporations are turning to IT staffing companies to augment their existing operations. Technology-dependent companies are increasingly utilizing outside consultants to: (i) meet critical production deadlines; (ii) focus on their core business and avoid devoting valuable time to the recruiting and hiring processes; (iii) access specialized technical skills; (iv) better match staffing levels to current needs; and (v) reduce the costs of recruiting, training and terminating employees.

BUSINESS STRATEGY

         The Company's business objectives are to increase its share of the IT staffing services market in Canada and the United States, as well as to establish a network of offices throughout such countries which, when linked by means of the Internet, will allow the Company to provide its customers with an array of IT staffing services. The primary components of the Company's strategy to achieve such objectives are as follows:

LEVERAGE CLIENT BASE TO ATTRACT AND RETAIN HIGHLY QUALIFIED IT PROFESSIONALS

         A key element of the Company's success has been its ability to attract and retain highly qualified IT professionals. The Company believes that the primary reason that it can attract such professionals is due to its high quality customer base, which allows the Company the opportunity to identify and deliver high quality assignments involving leading-edge technologies. Additionally, the Company believes that it has developed a reputation among IT professionals for efficient and high quality placements by focusing on an IT professional's particular field of technical specialization and providing access for IT professionals to cash compensation levels comparable to, or higher than, that of similarly skilled, full-time employees.

         As the Company's high quality clients have allowed it to attract a large number of qualified IT professionals, the Company's database of IT professionals, in turn, has allowed the Company to increase its number of clients. The Company believes that this cyclical phenomenon in the recruiting business creates the opportunity for significant growth as the Company expands and implements the other facets of its business plan.

FOCUS ON NICHE MARKETS

         The Company believes that its expertise in the IT industry provides it a competitive advantage over recruiting firms that do not utilize IT specialists in their recruiting. The Staffing Report On-Line, an on-line magazine for the employment and temporary service industry, views the IT staffing business as distinctly different from traditional staffing businesses. The Company's recruiters follow IT industry trends, are usually knowledgeable in the IT area and have access to the Company's databases of IT professionals, all of which enables them to provide their customers with candidates who will satisfy a particular client's requirements.

         Although the Company recruits professionals in all aspects of the IT business, the Company places added emphasis on certain areas, such as Enterprise Resource Planning ("ERP") software products produced by Oracle Corporation, SAP AG, Peoplesoft, Inc. and the BAAN Company. The Company is often discussed in Web-sites for Oracle product users and believes it can develop a reputation as one of the premier sources of IT professionals with skills and experience relating to Oracle Corporation and other ERP products. The Company has also developed an excellent reputation for recruiting IT professionals who specialize in network management. The Company believes that developing niche specialties will enhance the reputation of the Company as a whole and create opportunities for the Company to establish relationships with new customers who then may utilize the Company to locate IT professionals with other skills.

EXPAND INTO NEW REGIONAL MARKETS

         As opportunities arise, the Company intends to expand into certain markets by means of acquisition, but believes that most expansion will come from the establishment of new offices. The Company intends to establish such offices by hiring experienced recruiters familiar with the local markets and providing them access to the Company's existing group of IT professionals and customers by means of the Internet. By hiring local recruiters the Company believes that it will be able to attract local clients and IT professionals who may not have been previously familiar with the Company. The Company believes that such recruiters will find the Company to be an attractive place to work because of the Company's existing relationships with multinational and other large corporate clients, the Company's good reputation among IT professionals, the Company's quality information technology system and the Company's incentive based compensation package which will generally combine base salary, bonuses, commissions and incentive stock options.

         Where the Company deems it more cost effective, or a particular acquisition candidate will provide the Company with a competitive advantage, the Company may enter a new regional market by acquiring an existing IT staffing company. The Company intends to focus on small acquisition targets who will be able to benefit from the Company's strong IT and operating systems.

CONTINUE TO UTILIZE THE INTERNET AND INFORMATION TECHNOLOGY

         The Company believes that its use of technology provides it a competitive advantage over many of its competitors. The Company utilizes its HR Workbench software to operate its database and allow recruiters to use a query based system that matches the skill set and employment preferences of the IT professionals with the needs of the customer. This system also tracks other information, such as average salaries of a particular position, which enables the Company to provide valuable advice to its clients in selecting the proper IT professional. The Company's IT professional database and recruiting software is available to its employees in other cities through its fully secure intranet system. For example, a recruiter in a new office in Austin, Texas could have complete access to the Company's information technology in Toronto, Ontario. The Company believes that this will enable it to open new offices that are quickly ready to provide services to customers without incurring significant IT start-up costs. In smaller markets, the Company intends to utilize its IT system to create lightly staffed "virtual offices" that rely on the Toronto, Ontario office for all administrative and many operating functions.

         The Company utilizes the Internet to promote its services and to provide IT professionals with a complete listing of available employment opportunities. IT professionals can e-mail their resumes to the Company's recruiters and, by completing an on-line form, enter themselves into the Company's database. Currently, the Company is upgrading its Web site so that it will more effectively promote the Company's services to potential customers.

         The Company, in conjunction with Great Lakes, is developing software that will enable human resources departments to perform numerous recruitment tasks, such as scheduling interviews and evaluating candidates. Statistics related to the recruitment process, including the costs and expenses, are tabulated in various databases. The Company believes that it will have an advantage in marketing its recruitment services to companies that are using AppTracker because of the Company's familiarity with the software and the ease of EDI with the Company.

DEVELOP AND PROMOTE A MANAGED SERVICES PRACTICE

         The Company intends to form a team of consultants who will aid the Company's customers in determining their IT staffing needs. The Company believes that this will provide it with a competitive advantage when compared with traditional recruiting firms. Furthermore, the Company believes that Managed Services could provide it with an additional source of revenue, which could be particulary important if companies utilize AppTracker and Internet sources to reduce their reliance on recruiting firms.

CAPITALIZE ON YEAR 2000 AND OTHER OPPORTUNITIES

         Due to a once-common programming standard that represents years using two-digits, many computer systems and software products, unless upgraded, will not function properly as the year 2000 approaches. The problem will result in the inability of computer systems to properly recognize date-sensitive data and will result in the production of erroneous information or system failure.

         The Company believes that many companies will turn to contract workers to review their computer systems and make necessary changes to avoid Year 2000 problems. For example, the Company assembled a group of specialists to remedy the potential Year 2000 problems at the Canadian offices of a large financial services firm. Contract workers are ideal for this task because it is likely to be a time consuming and complicated, yet temporary, project. Although the increase in revenues from Year 2000 related projects will be temporary, the Company intends to use the Year 2000 as an opportunity to develop additional customer relationships and to expand the scope of its contract work on a project-by-project basis. The Company intends to assemble teams of Year 2000 specialists and aggressively market their services to the Company's customers.

         The Company believes that there will be opportunities for projects like Year 2000 projects as the Dow Jones Industrial Average, which is often recorded in data fields designed to read four digits, approaches 10,000, and when the European Union adopts a single currency. Computer systems will require modifications to be able to properly record these data changes, and companies may rely on contract workers and consulting teams to implement these changes. The Company intends to capitalize on the need for a quick response to such provisions by assembling teams of specialists to address such problems which the Company intends to use as an opportunity to establish additional customer relationships.

         As the state of the economy fluctuates, so too do expenditures on new IT systems. This is particularly true of the financial services industry, where there is a higher amount of discretionary spending for IT systems. The Company has guarded against being adversely affected by a curb in spending from the financial services sector by diversifying its client base to include manufacturing, distributing and telecommunications firms, and software companies.

         Currently there is a high demand for IT people to tackle the Year 2000 and European Currency conversion projects. There has been some speculation that demand for IT workers will decline dramatically after these projects have been completed. More accurately, however, the level of demand will not change significantly. New projects that are currently on hold in order to focus finite resources on the pressing Year 2000 issue, will come alive and will keep requirements for IT workers at a consistently high level.

         The Company has been focusing its infrastructure development and marketing initiatives on niche market areas, such as ERP and network management. The Company believes that by doing so it has positioned itself in the lowest possible risk sector for market fluctuations.

         The niche IT specialists mentioned above will be in strong demand for new system initiatives currently on hold while resources are focused on the more critical Year 2000 issue.

CONTRACT SERVICES

         The Company's contract services revenue is derived from time and materials contracts in which the Company supplies a contract worker to perform under the supervision of the client. The Company's contract services generally consist of providing contract workers to customers for short and long term assignments. These assignments generally last from three to twelve months, but can sometimes last much longer. The assignments may be for specified projects or general IT consulting work. Although the Company currently bills the clients only on a time and materials basis at an agreed upon hourly rate, in the future it may assemble teams that will perform projects for an agreed upon fixed price for the project. The Company pays the contract worker an agreed upon rate, pursuant to the Company's standard consulting services agreement. The contract worker generally receives between 75% and 80% of the amount paid by the customer to the Company, however such payment is usually not based on any formula and may vary for different engagements. This agreement, which is terminable by the Company at any time, obligates the contract worker to provide notice prior to leaving the position, contains a confidentiality clause, and prohibits the worker from going to work directly for the customer for a period of six months from the date that the worker no longer works for such customer without the consent of the Company. At December 31, 1998, approximately 180 contract workers placed by the Company were performing services for the Company's customers.

         The Company intends to increase the amount of project services work it is doing by assembling teams specializing in particular projects, such as Year 2000 problem resolution. In the future, the Company may hire project leaders as salaried employees to lead teams of consultants on certain projects. The Company believes that this will enable the Company to earn higher margins on its project work. Furthermore, such teams would enable the Company to market itself as a full-service provider of IT staffing services with a wide array of services that can be tailored to meet a customer's particular needs.

PERMANENT STAFFING PLACEMENT SERVICES

         The Company's permanent placement services generally consist of the placement of an IT professional in a position for the Company's customers. The Company identifies and provides candidates to its customers who its recruiters believe, based on the Company's data, have the technical skills and job interest to best satisfy the requirements of the position. The Company recognizes revenue when the IT professional commences employment. However, the Company is required to find a replacement free of charge if the employee does not remain in the position for at least 90 days. This placement fee is usually structured as a percentage of the IT professional's first-year annual compensation. This percentage ranges from 20% to 30%, although the Company expects to reduce the fee to 15% for customers utilizing the Company's Internet technology because those placements will require less time and input from the Company's recruiters. Salaries for the IT professionals that the Company places generally range from $45,000 to $125,000.

         The Company performs permanent placement services pursuant to three invoicing policies.

Contingency services are engagements in which the Company is only paid if it is successful in placing a candidate in a position. Contingency exclusive services are similar to contingency engagements, however, the Company is the only firm engaged to fill the position. Retained search services are similar to contingency exclusive services, except that the Company receives a non-refundable portion of the fee prior to performing any services, with the remainder paid if the position is filled.

SALES AND MARKETING

         The Company's primary target markets are software, telecommunications and other technology companies, financial service companies and multinational and other large corporations. The Company maintains a database of human resource administrators and IT department heads at these firms and utilizes its sales forces to build relationships with these individuals by stressing the quality of IT professionals that the Company recruits. As the Company expands into new regional markets it intends to hire local sales people who are familiar with local customers. Because many of the Company's customers maintain offices in more than one city, the Company believes that it will have an advantage in establishing relationships with these additional offices as the Company expands into new regional markets.

         The Company markets its services via the Internet. The Company is in the process of upgrading its Web-site, which previously has been used primarily as a tool to advertise job opportunities to IT professionals and to promote its services to its customers. The Company also utilizes traditional advertising outlets and trade shows to promote its services to potential customers.

CUSTOMERS

         The Company provides staffing services to customers in a wide array of industries. Software development, telecommunications, and other technology companies utilize the Company's services to locate programmers in the development of new products. The Company also provides services to financial services companies, such as Bank of Montreal and Merrill Lynch Canada Inc., which are extremely reliant on their IT systems. Large consulting firms, such as Deloitte & Touche Tohmatsu, are also beginning to utilize the Company to meet their need for IT professionals.

         The Company's customers include the Canadian units of Fortune 1000 companies, such as American Express Company, Revlon Canada Inc. and IBM Corporation. The Company believes that it will be able to provide services to other multinational and large companies and expand services provided to these existing customers by expanding into new regional markets. These multinational and other large companies have indicated to the Company that they desire to use fewer suppliers to meet their needs and the Company believes that it will be able to utilize relationships in one market to establish relationships with such companies in other markets. Additionally, the Company believes that its high profile customer base provides it credibility when pursuing other customers. The following is a list of certain of the larger companies who utilize the Company's services.


FINANCIAL SERVICES                          SOFTWARE, TECHNOLOGY AND TELECOMMUNICATIONS
------------------                          -------------------------------------------
Bank of Montreal                            Bell Sygma Inc.
Merrill Lynch Canada Inc.                   Bell Canada
CIBC Wood Gundy Securities Inc.             SHL Systemhouse Co.
First American Title Insurance Company      Star Data Systems, Inc.
Harris Trust and Savings Bank               IBM Corporation

GOVERNMENT AND EDUCATIONAL                  OTHER
--------------------------                  -----
Revenue Canada                              American Express Company
Environment Canada                          Imperial Oil Limited
University of Toronto                       Deloitte & Touche Tohmatsu
                                            National Grocers Co. Ltd.
                                            SolCorp
                                            Revlon Canada Inc.



         As is common in the staffing industry, the Company does not have long term written contracts with most of its customers. The Company, however, generally enters into a standard form agreement with its customers that indicates which parties are responsible for taxes and other expenses, and provides that all intellectual property and other proprietary information will remain confidential and the property of the customer. Some customers, such as the Canadian government, Dow Jones and CIBC Wood Gundy Securities Inc., require the Company to use another form of agreement which is similar in all material respects to the Company's standard form. With certain clients, most significantly, Bank of Montreal, the Company enters into an agreement allocating other responsibilities, such as the supervision of the IT professionals it recruits. Other customers, such as Bell Sygma Inc., enter into annual contracts with the Company pursuant to which the Company will supply contract workers during the year as required by the customer at fees to be negotiated.

STRATEGIC ALLIANCES

         The Company has entered into a strategic alliance with Great Lakes which has resulted in the development of HR Workbench and AppTracker. The Company has also established relationships with other job search resources on the Internet to promote the Company's services. For example, the job listing page of the Toronto Star newspaper's Web-site displays the Company's name and has a hyperlink to the Company's Web-site.

         The Company intends to utilize strategic alliances to promote its staffing services. The Company may enter into arrangements with consulting firms to staff major IT projects. Alternatively, the Company may enter into arrangements with software companies whereby the Company's contract workers will be trained to perform customer support services. Lastly, the Company may enter into agreements with other staffing companies in geographic regions in which the Company does not intend to expand. Such arrangements will allow the Company to provide its existing large corporate clients with services in areas where the Company is not familiar with the local market. Currently, the Company is not a party to any agreements to enter into arrangements such as these, and there can be no assurance that the Company will find entities with which to enter into strategic alliances on terms acceptable to the Company, or at all.

RECRUITING

         The Company believes that its technology and experienced recruiting staff of 52 individuals enables it to recruit qualified IT professionals whose skills match the needs of its customers. Many of the Company's recruiters have strong IT backgrounds and are required by the Company to take a two week training course when hired by the Company. The Company maintains a database of over 35,000 IT professionals. The Company's recruiters maintain ongoing relationships with certain IT professionals and are aware of their particular skills and employment status. Using the Company's database and its recruiters' knowledge of available IT professionals, the Company is often able to quickly locate a number of suitable candidates for a position, which is particularly important for positions in which the Company does not have an exclusive engagement. The database also contains reference and employment history information which accelerates the screening process.

         The Company tests the computer skills of all of its IT professionals utilizing TeckChek software. This software provides recruiters with a consistent rating system and a reliable method of evaluating candidates, which aids recruiters in matching candidates with positions requiring their skill set. This software also allows the Company to provide evidence to its customers that potential employees have sufficient technical skills. Additionally, the Company screens candidates by telephone and in-person interviews and by reference checks.

         If the Company is unable to locate suitable candidates for a position by means of its databases, the Company may utilize advertisements in newspapers and trade magazines. The Company often prepares and places advertisements on behalf of its clients. The Company has been approved by the Canadian Newspaper Association as an advertising agency, which allows the Company to earn a commission on any advertisements it places. Additionally, the Company posts job openings on its Web-site and invites IT professionals to submit their resumes to the Company by e-mail.

         The Company intends to recruit IT professionals from other countries, such as Singapore and India, where there are a number of IT professionals and the job opportunities are inferior to those in North America. United States and Canadian immigration laws contain preferences for immigrants who can fill skilled labor positions for which there is a shortage of native applicants.

         The Company believes that turbulent economic and political situations in other parts of the world, as well as the general lack of opportunities for top IT professionals in countries such as Russia and India, make Canada and the United States an appealing choice for immigration. According to a recent KPMG/CATA Alliance High Tech Labor Survey, there is a shortage of IT workers in Canada. Bringing in foreign workers helps to alleviate this shortage. The Canadian government, in recognition of this fact, has relaxed entrance requirements for IT professionals, allowing such workers to enter the country more quickly than ever before.

         The Company is dedicated to maximizing the value of overseas recruitment through a variety of methods. The first is through the extensive use of the Internet and its Internet-based products, WorkBench and AppTracker. By using a combination of its Web site and e-mail, it is able to communicate with IT professionals around the globe, making them aware of the opportunities it has available, and discussing immigration options.

         Internally, the Company has started to build a knowledge base around the particular issues of bringing IT workers to Canada. The Company has also been building a library of information about the legal technicalities surrounding work visas and immigration for Canadian workers migrating to the United States. To complement this knowledge that the Company is building internally, it has also developed strategic relationships with legal counsel specializing in immigration and visa issues.

         Another strategy the Company is employing in the area of foreign recruitment is the establishment of lightly staffed virtual offices in different parts of the world. Recruiters with country-specific contacts and knowledge are given access to the Company's database and job postings. They then carry this information into the field where they screen and select foreign candidates who they feel would be appropriate for the opportunities that the Company has available. The Company then takes these pre-screened candidates and continues with the evaluation process.

INFORMATION TECHNOLOGY AND THE INTERNET

         The Company has established an extensive IT system which it believes provides it with a competitive advantage over less technologically advanced competitors. The primary components of the Company's IT system and its use of technology are described below.

 THE HR WORKBENCH SOFTWARE AND PROPRIETARY DATABASES

         The HR Workbench software is an Internet-based software application that is used by the Company in the administration and tracking of internal processes relating to the recruitment and placement of IT professionals. This software was developed by the Company in conjunction with Great Lakes, and they will share in all intellectual property rights to the software equally. The HR Workbench software is a query based software program that allows the Company's recruiters to locate the IT professional in the Company's database with the technical skills and job interests that best satisfy the requirements of the position that the Company is attempting to staff. This system also tracks other information, such as average salaries of a particular position, which enables the Company to provide valuable advice to its clients in selecting the proper IT professional. The software also incorporates the Company's database of over 35,000 IT professionals. The Company continually updates its database and occasionally accesses other databases of IT professionals that are available for sale or over the Internet. HR Workbench allows information entered into the database by a Company employee, or directly by an IT professional by means of the Internet, to be shared by all of the Company's recruiters and salespeople.

 UTILIZATION OF THE INTERNET

         The Company utilizes the Internet to promote its services and to enable customers and IT professionals to utilize its services. The descriptions of the employment opportunities are segregated among permanent and contract positions, describe the necessary skills required by IT professional candidates, and provides a phone number and e-mail address for the Company's recruiter who works with the relevant client. Alternatively, IT professionals can e-mail their resumes to the Company or can enter themselves into the Company's database by means of the Internet. The Company also utilizes the Internet to connect its offices to its Toronto, Ontario office. This results in substantial savings in software and hardware costs in the maintenance of the Company's IT system and allows for the creation of lightly staffed regional virtual offices.

 THE APPTRACKER SOFTWARE

         The Company and Great Lakes have developed a software package called AppTracker. The software is designed to aid a human resources department in performing numerous recruitment tasks, such as scheduling interviews and evaluating candidates. The software has a feature that allows a human resources department to have a description of any job openings sent automatically to selected e-mail addresses, such as those of recruiting firms or previous applicants. Statistics about the recruitment process, including the costs and expenses, are tabulated in various databases. Additionally, the software allows the human resource department to compile their own database of prospective employees and contract workers.

         Traditionally, recruiters acquire new candidates using as many sources as possible. Normally the number of sources would be limited to the recruiting office's ability to handle the logistics of communicating job specifications to those sources and handling the incoming responses. Therefore, their ability to hire quality IT candidates is directly related to the size of the group of candidates they can attract and the speed with which they can assimilate, contact, interview, evaluate, file for future use and/or hire those candidates.

         AppTracker, the process through which recruiters post or communicate job specifications to applicant sources, is fully automated. Once the hiring manager and the recruiter have constructed the job specification using AppTracker, they use the AppTracker Broadcast facility to communicate this job specification to all designated sources. With a click of the mouse the recruiter defines and chooses the broadcast strategy. The information can be communicated/posted simultaneously and automatically to appropriate employment agencies, web news groups, web job posting sites, archived candidates, internal candidates (as per policy) and personal referral sources.

         AppTracker consolidates and automates the communication process for all sources. Each unique information source is provided with a Web-interface. All out-going and in-coming communications/applications are managed using this Web-interface. No specialized client software is required. All transactions are initiated through a Web-browser. Recruiters, hiring managers and applicants now use a common medium for communication. This type of common-interface messaging reduces significantly the reliance on hard-copy mail, phone communication and fax transmission. Additionally, a Web-site address is provided for all candidates that are informed of the job requirements by means of trade journals or newspapers. This further centralizes the incoming applicant response.

         The joint venture between the Company and Great Lakes is primarily designed to market AppTracker to human resources departments commencing during the year ending December 31, 1999, but also governs ownership of HR Workbench and any future software developed by the Company. The AppTracker development program was launched as a result of the positive response observed during its first test-marketing session. A working prototype was demonstrated at the annual Human Resources Professional Association Conference in Toronto, Ontario in February 1998. The Company performed more than 40 one-on-one demo sessions with companies, currently, the product is being test marketed by the human resources departments of two of the Company's customers. The first customer for the AppTracker is the Toronto Stock Exchange, which is viewed as a Canadian leader in the development and deployment of application software. The Company believes that it will be able to provide assistance in the marketing of the software as a result of its existing relationships with management in the human resources and IT departments of its customers, although there can be no assurance thereof. The Company's joint venture allocates costs and responsibilities in marketing Apptracker. The Company has spent approximately $235,000 on research and development related to the HR Workbench and the Apptracker software. The joint venture agreement provides that all costs of development and marketing will be shared equally between the Company and Great Lakes as will all profits and losses. The initial contribution of the Company was the macro design, marketing and all recruitment needs of Great Lakes. Great Lakes' initial contribution was the establishment of a team of programmers to design and implement HR Workbench and AppTracker.

         Although there can be no assurance thereof, the Company believes that it will have an advantage in marketing its recruitment services to companies using AppTracker because of its familiarity with the software and the ease of EDI with the Company. There is a possibility, however, that utilization of the software will reduce reliance of certain customers on recruiting firms, including the Company. Notwithstanding the foregoing, the Company does not anticipate any material reduction in such reliance as a result of the utilization of this software due to the difficulty of hiring IT professionals. Furthermore, the Company intends to offer lower commission rates to customers using AppTracker software to make it less likely that they will reduce the level of utilization of the services of recruiting firms. The Company believes that the use of AppTracker and its familiarity with the software will enable it to aid customers in finding suitable, professionals in a more timely and cost efficient manner, allowing for the decrease in prices arged by the Company.

EXPANSION AND ACQUISITIONS

         The Company believes that it can leverage its database of IT professionals, reputation, and IT system to achieve revenue growth by establishing new offices in other regional markets. Such offices may be established by opening new offices and staffing them with local recruiters and sales people or by acquiring complimentary or competitive companies.

         The Company primarily intends to focus its expansion in large United States cities, such as Atlanta, Chicago, San Francisco and Austin. The Company is selecting locations that have other offices of its existing customers, such as Chicago, the headquarters of Harris Bank & Trust, or areas with numerous technology companies, such as Austin. In addition to attracting local IT professionals, the Company intends to attempt to recruit Canadian and other foreign IT professionals for these positions in the United States. Due to the strength of the U.S. dollar against the Canadian dollar and other currencies, the Company believes that foreign IT professionals will find the economic opportunities in the United States attractive. The Company is currently endeavoring to expand its operations in the northeastern United States. The Company believes that recruiters in other markets will find the Company to be an attractive place to work because of its existing relationships with multinational and other large corporate clients, the Company's good reputation among IT professionals, quality information technology system and the Company's incentive based compensation package, which will generally combine base salary, bonuses, commissions and incentive stock options.

         The Company has also expanded in Ontario, Canada in order to obtain additional business from large Canadian customers. For example, the Company has opened an office in Ottawa in order to expand its relationship with Bell Canada. The Company believes that other large customers with offices or affiliated offices in Ottawa will consider using the Company's services in that city, providing the Company's sales force an advantage in building relationships when compared with other companies opening new offices.

         The Company may seek to establish offices in smaller markets that contain desirable customers. The Company believes that it can do so in a cost effective manner because of the strength of its IT system. A single recruiter/sales person can operate a "virtual office" by utilizing the Toronto, Ontario office's database and other operational systems by means of the Company's Intranet. For example, the Company has opened a "virtual office" in Indian Wells, California to provide services to U.S. Filters and Armtech Incorporated.

         Based on the experience of the Company's principals who, prior to forming the Company, have been involved in the opening of several offices throughout Ontario and most recent experience with the opening of its New York office, the Company expects newly opened offices to become productive within 6 to 12 months of opening. The delay in productivity can be attributed to the following factors:

         - Recruiting, hiring, training and orientation of new staff with recruitment/sales methodologies and practices, as well as technology (databases, software, Internet, e-mail, etc.);

         - Recruiting and developing a base of qualified IT professionals (advertising, open houses, career fairs);

         -        Attracting and building client relations; and

         -        Getting on preferred supplier lists.

         Although there can be no assurance that such expectations will be satisfied, the Company's expectations in terms of productivity for new offices by the 12th month of operations are: 30 contractors and between $30,000 to $50,000 in permanent placement sales per month with annual revenues of approximately $450,000.

         The opening of new offices with the addition of qualified employees and entrance into new regional markets results in increased operating expenses including:

         -        Salaries and payroll costs;

         - Infrastructure (office equipment, office space, office supplies, telephone, insurance) including an elaborate technological infrastructure;

         -        Advertising (print and career fairs);

         -        Marketing and public relations; and

         -        Travel and business development costs.

         There are also the related head office expenses associated with opening new offices, including:

         - Time spent by management and technical personnel on training (recruitment sales, HR Workbench, databases, e-mail, Internet, job postings to user groups); and

         - Time spent by management and support personnel on implementing and maintaining reporting procedures (financial and administration).

         The Company may also expand by acquiring complementary or competitive companies, including existing IT staffing companies, which will provide an immediate increase to the Company's customer base and in some circumstances, provide a more cost effective method of expansion than opening a new office. The Company intends to target companies who have a strong customer base or group of IT professionals, but do not utilize an advanced internal IT system. The Company believes that providing an acquired company access to the Company's IT system will allow the acquired company to provide better service without substantially increasing costs, which may also lead to increased revenue. Although, due to consolidation in the industry, there is competition for the acquisition of companies in the IT staffing industry, the Company intends to avoid competing for acquisition candidates by focusing on smaller companies.

         The Company may also utilize acquisitions or hiring of new employees to achieve growth in its existing markets. The Company utilized the acquisitions of Systems and ICS in the metropolitan Toronto, Ontario area to acquire access to experienced recruiters with an existing customer base.

         With regard to customer services, the Company plans to implement a decentralized management plan. The Company believes that allowing existing management of an acquired company to remain an important part of its operations will be beneficial in retaining customers, recruiters and IT professionals. Similarly, local recruiters and sales people hired to staff new offices will have the flexibility to continue relationships with customers and IT professionals. The Company's Intranet will provide all offices full access to the Company's databases and operating software, promoting uniformity in certain functions. The Company intends to hold monthly meetings of its Operations Committee, which will consist of the heads of each regional office and subsidiary, to exchange information on industry trends and promote "best practices" among the offices. With regard to financial controls, the Company plans to have a fully integrated system which will allow control of cash flows and accounting and payroll functions from the Toronto, Ontario office.

COMPETITION

         The IT staffing industry is highly competitive and fragmented and is characterized by low barriers to entry. The Company competes for potential clients with other providers of IT staffing services, systems integrators, providers of outsourcing services, computer consultants, employment listing services and temporary personnel agencies. Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, marketing and human resources, greater name recognition and a larger base of IT professionals and clients than the Company which may provide such competitors with a competitive advantage when compared to the Company. In addition, many of these competitors, including numerous smaller privately held companies, may be able to respond more quickly to customer requirements and to devote greater resources to the marketing of services than the Company. Because there are relatively low barriers to entry, the Company expects that competition will increase in the future. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business, prospects, financial condition and results of operations. Further, there can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, prospects, financial condition and results of operations. The Company believes that the principal factors relevant to competition in the IT staffing services industry are the recruitment and retention of highly qualified IT professionals, rapid and accurate response to client requirements and, to a lesser extent, price. The Company believes that it competes favorably with respect to these factors.

         The Company believes that its competitive advantage is not only in their use of technology, but also in the accessibility of this technology to all of the Company's employees. The building and maintenance of the Company's database of over 35,000 has been a combined effort of employees in

Toronto, New York and Ottawa. The Company also has Internet access and membership to over 25 local, national and international databases for IT professionals.

EMPLOYEES AND CONSULTANTS

EMPLOYEES

         The Company's corporate staff at December 31, 1998 consisted of 88 full-time employees, including 52 recruiters, 19 account managers/salespeople and 17 administrative employees. The Company is not a party to any collective bargaining agreements covering any of its employees, has never experienced any material labor disruption and is unaware of any current efforts or plans to organize its employees. The Company considers its relationships with its employees to be good.

 CONSULTANTS

         The Company enters into consulting agreements with the IT professionals at hourly rates negotiated with each IT professional based on such individuals technical and other skills. The agreements provide that the IT professional is responsible for taxes and all other expenses and that the IT professional is not an employee of the Company for tax or other legal purposes. At December 31, 1998, approximately 180 contract workers placed by the Company were performing services for the Company's customers.


ITEM 2 - DESCRIPTION OF PROPERTY

         The Company maintains its headquarters in a 8,076 square foot office located at 55 University Avenue in Toronto, Ontario. The Company has leased such facility for a term of ten years terminating in November 2007. The Company pays annual rent of $30,307, which will increase to $36,080 commencing in December 2002. The Company leases additional offices at the following locations:


LOCATION                      SQUARE FEET        LEASE EXPIRATION      CURRENT RENT PER ANNUM
--------                      -----------        ----------------      ----------------------

Etobicoke, Ontario............     1,610                 4/13/03                      $22,300
New York, New York............     1,214                10/31/01                      $47,353
Tampa, Florida................       188                 2/28/99(1)                   $ 4,355
Scarborough, Ontario..........     6,000                 5/31/01                      $39,000
Ottawa, Ontario...............     1,291                 9/30/03                      $14,739


--------
(1) The Company has renewed the lease on a month to month basis.

ITEM 3 - LEGAL PROCEEDINGS

   The Company is not party to any material legal proceedings.


ITEM 4 - CONTROL OF REGISTRANT

   The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

PRINCIPAL SHAREHOLDERS

   The following table sets forth as of May 31, 1999, the names and beneficial ownership of the Company's Common Stock beneficially owned, directly or indirectly, by (i) each person who is a director or executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) all holders of 5% or more of the outstanding shares of Common Stock of the Company.


                                                         NUMBER OF SHARES OF
                                                            COMMON SHARES
NAME AND ADDRESS OF                                           BENEFICIALLY                 PERCENTAGE
BENEFICIAL OWNER(1)                                              OWNED                 BENEFICIALLY OWNED
-------------------                                              -----                 ------------------

Declan French(2)........................................     1,021,126                              60.9%
John R. Wilson..........................................       130,914                               7.8%
John A. Irwin...........................................       130,914                               7.8%
Lloyd Maclean (3).......................................       113,459                               6.8%
Robert M. Rubin (4).....................................       200,000                              10.7%
William J. Neill........................................        19,637                               1.2%
John Dunne (5)..........................................        13,091(5)                             *
Blair Taylor (6)........................................        19,637(6)                            1.2%
James Reddy.............................................        19,637                               1.2%
All executive officers and directors as a group
   (five persons).......................................     1,668,415                              88.8%

-----------



*        Less than 1.0%

(1) Unless otherwise indicated, the address of the referenced individual is c/o IT Staffing Ltd., 55 University Avenue, Suite 505, Toronto, Ontario M5J 2H7.

(2) Includes 510,563 Common Shares owned by Christine French, the wife of Declan French.

(3) Such Common Shares are owned by Globe Capital Corporation, an Ontario corporation that is wholly owned by Lloyd MacLean.

(4) Consists of currently exercisable options to acquire 200,000 Common Shares at an exercise price of $2.10 per share for a period of seven years.

(5)      Consists of 13,091 Common Shares owned by Mr. Dunne's spouse.

(6)      Includes 9,818 Common Shares owned by Mr. Taylor's spouse.


ITEM 5 - NATURE OF TRADING MARKET

         Since the initial public offering of the Company's Common Stock on June 2, 1999, the Common Stock has been traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol ITSTF, and on the Boston Stock Exchange under the symbol ITI. Prior to June 1999, there was no market for the Company's shares. There is no non-United States trading market for such securities and there is no limitation on non-Canadians owning shares of the Company's Common Stock.

         The following is the high and low sales prices reported for the Company's shares as reported on Nasdaq during the quarter since such trading commenced on June 2, 1999:


                 Quarter                  High              Low
----------------------------              -----            -----
June 2, 1999 - June 25, 1999              5.125            4.313

         As of June 25, 1999, there were 2 shareholders of record and approximately 800 beneficial owners.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
         HOLDERS

         There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's Common Stock. See Item 7 "Taxation".

         Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Stock of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

         The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

         The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

         If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investments is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.


ITEM 7.  TAXATION

         Management considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Stock in connection with carrying on a business in Canada (a "non-resident shareholder").

         This summary is based upon the current provisions of the Income Tax Act (Canada) (the ITA), the regulations thereunder (the "Regulations") and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

DIVIDENDS

         Dividends paid on Common Stock of the Company to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the protocol signed on March 17, 1995 (the "Treaty"), provides that the normal, 25% withholding tax rate is reduced to 5% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of the 25% rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. However, the Company does not anticipate paying dividends in the near future. See Item 5, "Nature of Trading Market."

CAPITAL GAINS

         A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company's Common Stock is listed on a prescribed exchange and therefore will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, non-arms length persons, or the non-resident together with all such persons owned not less than 25% of the issued shares of any class of the capital stock of the Company.

         In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such case, certain transitional relief under the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property where such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free under Canadian law.


ITEM 8.  SELECTED FINANCIAL DATA

SUMMARY FINANCIAL INFORMATION

         The summary financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The Company maintains its books and records in Canadian Dollars, but has reconciled such financial data to United States dollars (see "Exchange Rate Data") and has prepared its consolidated financial statements contained in this Form 20-F in accordance with generally accepted auditing standards in the United States. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be read in conjunction with the consolidated financial statements of the Company and the notes contained elsewhere in this Form 20-F.

                                                                   YEAR ENDED DECEMBER 31
                                                                   ----------------------
                                                 1996                       1997                       1998
                                                 ----                       ----                       ----
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                            ------------------------------------
Statement Of Operations Data:

Revenue..............................                      $764                     $4,705                    $12,503

Gross Profit.........................                       505                      1,816                      4,908

Operating Expenses...................                       469                      1,622                      4,442

Income From Operations...............                        36                        194                        467

Net Income...........................                        30                        138                        351

Earnings Per Share...................                       .03                        .11                        .21

                                                     YEAR ENDED DECEMBER 31
                                                     ----------------------
                                        1996                    1997                   1998
                                        ----                    ----                   ----
                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
                                               ------------------------------------
Balance Sheet Data:
Working Capital......................   $  4                   $  (10)                $ (161)

Total Assets.........................    362                    1,274                  4,849

Long-Term Debt.......................     24                       37                    628

Total Liabilities....................    434                      838                  3,063

Shareholders' Equity.................    363                      436                  1,786



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         The statements contained in this Form 20-F that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Company's expectations, intentions, beliefs or strategies regarding the future. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward looking statements included in this Form-20F are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements.


GENERAL

         The Company is a provider of IT staffing services, primarily in Toronto, Ontario, Canada, supplying qualified IT professionals to its customers as independent contractors for short and long term assignments and for permanent placement within such enterprises. The Company's customers include financial service companies, software and other technology companies, Canadian governmental entities and large multinational companies, including Merrill Lynch Canada Inc., Bank of Montreal, Bell Sygma Inc., Revlon of Canada, Inc., IBM Corporation and American Express Company. The Company has recently expanded its operations into the United States and intends to develop a network of offices to provide IT staffing services throughout North America.

         For the year ended December 31, 1997 and the year ended December 31, 1998, the Company derived 96% and 95%, respectively, of its revenue in Canada and the remainder in the United States. The Company's books and records are recorded in Canadian dollars. For purposes of financial statement presentation, the Company converts balance sheet data to U.S. dollars using the exchange rate in effect at the balance sheet date. Income and expense accounts are translated using an average exchange rate prevailing during the relevant reporting period. There can be no assurance that the Company would have been able to exchange currency on the rates used in these calculations. The Company does not engage in exchange rate hedging transactions. A material change in exchange rates between U.S. and Canadian dollars could have a material effect on the reported results of the Company.

         The Company's services are generally classified as either contract services or permanent placement services. In the case of contract services, the Company provides its customers with independent contractors or "contract workers" who usually work under the supervision of the customer's management. Generally, the Company enters into a time-and-materials contract with its customer whereby the customer pays the Company an agreed upon hourly rate for the contract worker. The Company pays the contract worker pursuant to a separate consulting agreement. The contract worker generally receives between 75% and 80% of the amount paid by the customer to the Company; however, such payment is usually not based on any formula and may vary for different engagements. The Company has been seeking to gain "preferred supplier status" with its larger customers to secure a larger percentage of those customers' business. While such status is likely to result in increased revenue and gross profit, it is likely to reduce gross margin percentage because the Company is likely to accept a lower hourly rate from its customers and there can be no assurance that it will be able to reduce the hourly rate paid to its consultants.

         Revenue from contract services is recognized as services are provided. Similarly, expenses for contract services, which usually consist solely of consulting fees paid to contract workers, are recognized as services are provided. For the year ended December 31, 1997 and the year ended December 31, 1998, the gross margin on contract services revenue was approximately 23% and 26%, respectively. Contract services accounted for 79% of revenue and 46% of gross profit for the year ended December 31, 1997 and approximately 82% of revenue and 55% of gross profit for the year ended December 31, 1998.

         In the future, the Company may perform contract services for customers on a project by project basis whereby the Company will be engaged to complete a particular, specified project. The Company may hire full time employees to supervise these projects. These projects may be billed on a time-and-materials basis or the Company may charge a fixed price for the project. If the Company charges a fixed price for a project, it will be required to estimate the total costs involved in the project and formulate a bid that contains an adequate profit margin. If the Company is unable to accurately predict the costs of such a project, or the costs of the project change due to unanticipated circumstances, which may be circumstances that are beyond the control of the Company, the Company may earn lower profit margins or suffer a loss on a given project. Currently, the Company is not providing any IT professionals pursuant to fixed price contracts.

         In the case of permanent placement services, the Company identifies and provides candidates to fill a permanent position for its customer. The Company recognizes revenue when the IT professional commences employment. The Company performs permanent placement services pursuant to three invoicing policies. Contingency services are engagements in which the Company is only paid if it is successful in placing a candidate in a position. Contingency exclusive services are similar to contingency services; however, the Company is the only firm engaged to fill the position. Retained search services are similar to contingency exclusive services, except that the Company receives a non-refundable portion of the fee prior to performing any services, with the remainder paid if the position is filled. Contingency, contingency exclusive and retained search services accounted for approximately 71%, 18% and 11%, respectively, of the Company's permanent placement services for the year ended December 31, 1997 and 80%, 15% and 5% for the year ended December 31, 1998.

         The Company calculates gross profit by subtracting the fees paid to contractors from net revenue. The Company does not attribute any direct costs to permanent placement services; therefore the gross profit margin on such services is 100% of revenue. As a result, the addition of permanent placement revenue to contract services revenue has a significant effect on the gross profit margin of the Company as a whole. Permanent placement services accounted for 21% of revenue and 54% of gross profit for the year ended December 31, 1997 and 18% of revenue and 45% of gross profit for the year ended December 31, 1998.

         The Company anticipates expanding into new regional markets by establishing new offices or by acquiring or investing in complementary or competitive companies. The Company has not yet identified any acquisition candidates and has no agreements, plans, or arrangements with respect to such acquisitions or investments. The Company expects the cost of opening and funding a new office to range from $200,000 to $500,000, depending on the size of the office and the costs of doing business in the city in which the office is to be located. Such costs will primarily consist of leasing office space, purchasing or leasing office equipment and computer hardware and other related expenses incurred prior to the commencement of operations in new locations. Such costs also include operating expenses, such as payroll and advertising, prior to such time that the new office is able to generate significant cash flow from operations. The opening of new offices in new regional markets results in increased operating expenses including, but not limited to, salaries, equipment, insurance, marketing and public relations. Senior management also devotes resources to training and management support. Based on the experience of the Company's principals, the Company expects newly opened offices to become productive within 6 to 12 months of opening. Although there can be no assurance that such expectations will be satisfied, the Company's expectations in terms of productivity for new offices by the 12th month of operations are: 30 contractors and between $30,000 to $50,000 in permanent placement sales per month with annual revenues of approximately $450,000. The Company is likely to utilize acquisitions as an attempt to avoid or limit these costs, but the Company will incur other costs as a result of any acquisitions, including funding the purchase price and expenses related to the integration of operations and training of new employees. With regard to previous acquisitions, integration costs were expensed in the period that they were incurred an the Company expects to continue to do so with future acquisitions. The Company intends its acquisition targets to be small companies who can benefit from the Company's advanced IT and other operating systems. There can be no assurance that integrating the Company's operations with those of acquired companies will result in improvements in such companies' operations or increased revenue from such operations.

         In April 1998, the Company completed the acquisition of all the issued and outstanding shares of SCI and SPSI for aggregate consideration of $100,007 and 174,551 Common Shares. In addition, the Company issued 113,459 Common Shares to Globe Capital Corporation for services in connection with the acquisition. SPSI is inactive but holds certain assets utilized by Systems in its operations. The acquisition was effective as of January 2, 1997. Declan French, the President and Chairman of the Board of the Company, participated in the management of Systems during 1997 and the Company and Systems shared data and operating information during the year ended December 31, 1997. Accordingly, the Company's Consolidated Financial Statements incorporate the operations of Systems since January 1, 1997.

         On May 19, 1998, the Company completed the acquisition of all the issued and outstanding shares of capital stock of ICS for $303,555 in cash and 130,914 Common Shares to John A. Irwin, who was not affiliated with the Company prior to this acquisition. In connection with the acquisition, ICS made a distribution to Mr. Irwin of certain ICS assets that were not necessary for the operation of the business. The transaction was effective as of January 1, 1998. Declan French and other officers of the Company participated in the management of ICS during the year ended December 31, 1998. Accordingly, the Company's Consolidated Financial Statements incorporate the operation of ICS since January 1, 1998.

         In November 1998, the Company completed the acquisition of certain assets of Southport from Mr. Michael Carrazza for $50,000 in cash and 40,000 shares of Common Stock. The 40,000 shares were not issued until June 2, 1999.

         Each acquisition was accounted for using the purchase method of accounting, which requires that the purchase price be allocated to the assets of the acquired entity based on fair market value. In connection with the acquisitions of Systems, ICS and certain assets of Southport the Company recorded $434,657, $851,763 and $100,000, respectively, in goodwill, which is being amortized over thirty years in accordance with generally accepted accounting principles as applied in the United States.

RESULTS OF OPERATIONS

         The following table presents certain financial data of the Company as a percentage of the Company's revenue based on information derived from the Company's financial statements.


                                                        YEAR ENDED,
                                                       DECEMBER 31,
                                                    ------------------------
                                                    1996      1997      1998
                                                    ----      ----      ----
Sales.........................................    100%       100%      100%
Contractor Costs..............................     34%        61%       61%
Gross profit..................................     66%        39%       39%
Operating Expenses............................     61%        34%       39%
Income from operations........................      5%         4%        4%
Net income....................................      4%         3%        3%

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

         REVENUE. Revenue for year ended December 31, 1998 increased by $7.8 million, or 166%, to $12.5 million, as compared to $4.7 million for the year ended December 31, 1997. The increase is primarily attributable to the acquisition effective January 1, 1998 of ICS, which had sales of $4.38 million for the year ended December 31, 1998. Also contributing to the increase was an increase of $530,000 in the sales of Systems as a result of improvements in operations since it was acquired by the Company effective January 2, 1997, and growth in the contract sales in the Toronto office. Revenue from contract services and permanent placement services accounted for 82% and 18%, respectively, of revenue for the year ended December 31, 1998 as compared to 79% and 21%, respectively, for the year ended December 31, 1997.

         CONTRACTOR COSTS. Contractor costs for the year ended December 31, 1998 increased by $4.7 million, or 163%, to $4.9 million, as compared to $1.8 million for the year ended December 31, 1997. This increase was due to the increased volume of contract services. As a percentage of revenue from contract services, contractor costs decreased from 77% to 74% as a result of a higher margin mix of contractors placed.

         GROSS PROFIT. Gross profit for the year ended December 31, 1998 increased by $3.1 million, or 170%, to $4.9 million, as compared to $1.8 million for the year ended December 31, 1997. This increase was attributable to the aforementioned increase in revenue during the year ended December 31, 1998. As a percentage of revenue, gross profit increased to 39.2% for the year ended December 31, 1998 as compared to 38.6% for the year ended December 31, 1997. This increase was due to the slight decrease in the percentage of revenue which was derived from contract services.

         OPERATING EXPENSES. Operating expenses for the year ended December 31, 1998 increased by $2.2 million, or 173%, to $4.4 million, as compared to $1.6 million for the year ended December 31, 1997. This increase was primarily attributable to increases of $1,861,553 in selling expenses and $980,934 in administrative expenses at ICS during the year ended December 31, 1998. Administrative expenses at the IT Staffing Division also increased as the Company expanded its infrastructure to support operations from multiple locations and operated additional offices. As a percentage of revenue, operating costs increased to 38.6% for the year ended December 31, 1998 from 34% for the year ended December 31, 1997 due to an increase in the number of locations and volume of transactions.

         ACCOUNTS RECEIVABLE. The Company had accounts receivable of $2,184,783 for the year ended December 31, 1998 as compared to $791,427 for the year ended December 31, 19997. Accounts receivable represented 17.5% of revenues for the year ended December 31, 1998 as compared to 16.8% in the year ended December 31, 1997.

         NET INCOME. Net income for the year ended December 31, 1998 increased by $212,782, or 154% to $351,190, as compared to $138,408 for the year ended December 31, 1997 due to, among other things, the reasons enumerated above.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         REVENUE. Revenue for the year ended December 31, 1997 increased by $3.9 million, or 510%, to $4.7 million, as compared to $764,000 for the year ended December 31, 1996. The increase is primarily attributable to the acquisition of Systems, which had revenue for the year ended December 31, 1997 of $2.0 million, effective January 2, 1997, and an increase of $1.7 million of revenue during such period from contract services at the IT Staffing Division as a result of internal growth. Revenue from contract services and permanent placement services accounted for 79% and 21%, respectively, of revenue for the year ended December 31, 1997 as compared to 39% and 61%, respectively, for the year ended December 31, 1996.

         CONTRACTOR COSTS. Contractor costs for the year ended December 31, 1997 increased by $2.6 million, or 1000%, to $2.9 million, as compared to $260,000 for the year ended December 31, 1997. This increase was attributable to the increased volume of contract services. As a percentage of revenue from contract services, contractor costs decreased to 78% for the year ended December 31, 1997 from 88% for the year ended December 31, 1996 primarily as a result of an increase in average hourly billing rates for the Company's contract services.

         GROSS PROFIT. Gross profit for the year ended December 31, 1997 increased by $1.3 million, or 256%, to $1.8 million, as compared to $505,000 for the year ended December 31, 1996. This increase was attributable to the aforementioned increase in revenue. As a percentage of revenue, gross profit decreased to 38% for the year ended December 31, 1997 as compared to 66% for the year ended December 31, 1996. This decrease was due to the increase in the percentage of revenue which was derived from contract services.

         OPERATING EXPENSES. Operating expenses for the year ended December 31, 1997 increased $1.2 million, or 234%, to $1.6 million, as compared to $470,000 for the year ended December 31, 1997. This increase was primarily attributable to the acquisition of Systems, which incurred operating expenses of $515,000 during the year ended December 31, 1997, and an increase of $442,000 in selling expenses at the IT Staffing division due to increased volume of sales. Administrative expenses at the IT Staffing Division also increased as the Company expanded infrastructure to support operations from multiple locations. As a percentage of revenue, operating costs decreased to 34% for the year ended December 31, 1997 from 61% for the year ended December 31, 1996 as a result of increased revenue since many administrative costs are relatively fixed and do not vary with revenue.

         ACCOUNTS RECEIVABLE. The Company had accounts receivable of $761,570 for the year ended December 31, 1997, as compared to $211,928 for the year ended December 31, 1996. Accounts receivable represented 16.2% of revenues for the year ended December 31, 1997, as compared to 27.7% for the year ended December 31, 1996. The decrease as a percentage of revenues stems from the fact that a large portion of 1996 revenues were in the last part of the year and were not yet paid at December 31, 1996.

         NET INCOME. Net income for the year ended December 31, 1997 increased by $108,000, or 360%, to $138,000 for the year ended December 31, 1997 as compared to $30,000 for the year ended December 31, 1996 as a result of, among other things, the reasons enumerated above.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of cash are cash flow from operations and a credit line with the Toronto-Dominion Bank ("TDB").

         At December 31, 1998, the Company had cash of $0 and working capital of $(161,000). During the year ended December 31, 1998, the Company had a cash flow from operations of $45,938, due primarily to an increase in accounts receivable of $1,393,356, which was offset by net income of $212,782 and an increase in accounts payable of $1,058,432. The increase in accounts receivable is primarily due to the increase in revenue for the year ended December 31, 1998 as compared to the year ended December 31, 1997. At December 31, 1997, the Company had cash and cash equivalents of $10,000, and a working capital deficiency of $10,000. For the year ended December 31, 1997, the Company had a cash flow deficiency from operations of $70,000, due primarily to an increase in accounts receivable of $577,000, which was partially offset by increase in accounts payable of $317,000 and net income of $138,000.

         For the year ended December 31, 1998, the Company had cash flow from financing activities of $1,708,362, attributable primarily to proceeds from the issuances of Common Shares. For the year ended December 31, 1997, the Company had cash flow from financing activities of $250,000 attributable primarily to the increase in Notes payable and bank indebtedness. During the year ended December 31, 1998, the Company received $1,075,253.

         The Company's arrangement with TDB, which was revised in October 1998, allows for an operating line, payable on demand, of up to $650,000. Outstanding balances bear interest at 1.75% over TDB's prime rate. The line is secured by substantially all of the Company's assets, an assignment of life insurance on the life of Declan French to the extent of $200,000, and is personally guaranteed by Declan French and his wife to the extent of $130,000. The loan is subject to certain financial covenants including a minimum net worth of $562,065. At December 31, 1998, there was $701,234 outstanding on this line.

         As of December 31, 1998, the Company had a total of $679,221 due to BDC pursuant to four separate loans. The loans bear interest at the BDC's prime rate plus 4% to 5% and are being repaid in monthly installments which currently aggregate $17,813.69. In addition to interest, the Company granted BDC an option to acquire 22,125 Common Shares for an aggregate exercise price of $1.00 and to pay BDC a royalty equal to .063% of gross sales until August 2003. The Company is restricted from paying dividends until these loans have been repaid to BDC. On December 1, 1998 the Company obtained an additional loan of $196,800 from BDC. The loan bears interest at 11% and is to be repayable in 60 equal payments commencing on April 23, 1999. In addition, the Company shall pay BDC additional interest in the form of a royalty on sales equal to .0184% of the

Company's gross sales consolidated beginning in the month following the initial disbursement of the loan or on January 23, 1999, whichever comes later.

         During the year ended December 31, 1998, the Company had a cash flow deficit from investing activities of $1,763,545, primarily attributable to the aforementioned acquisition of ICS. During the year ended December 31, 1997, the Company had a cash flow deficit from investing activities of $184,000, primarily attributable to the aforementioned acquisition of Systems.

         During the fourth quarter of 1997, the Company experienced a financial loss of $7,000. This loss was a function of two issues relating to operations. In October 1997, the Company had begun operations in a New York office and incurred approximately $67,000 of expenses relating to the start-up. While this type of expense is a re-occurring item with each office opening, the costs will vary depending upon the size and location of each new office. The second issue relates to significant management time, commitment and effort invested in the development of HR Workbench and AppTracker software programs. These are key strategic initiatives for the Internet oriented nature of the Company's operations.

         The Company has entered into employment and consulting agreements with certain of its key employees. These agreements provide for significant salaries and/or bonuses based on the Company and/or certain of its divisions' financial performance. These agreements could affect the Company's liquidity.

         The Company believes that cash flow from operations, together with the proceeds from the offering on June 2, 1999, will be sufficient to satisfy the Company's working capital needs for at least the next 18 months.

YEAR 2000 PREPARATION

         Many computer systems and software products worldwide and throughout all industries will not function properly, unless upgraded, as the year 2000 approaches, due to a once common programming standard that represents years using two-digits. This is the "Year 2000 problem" that has received considerable media coverage. The Company believes that it is Year 2000 compliant with respect to its internal systems, including its HR Workbench software. AppTracker is also designed to be Year 2000 compliant.

SEASONALITY

         The Company also experiences a minor decrease in contract billings in the second half of December as workers take their holidays; there also tends to be a sluggish start to new billings in January due to lack of hiring momentum from managers newly returned from holidays. Beyond these two instances, the Company does not experience much seasonal fluctuation in its level of business.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT.

MANAGEMENT

         The directors and executive officers of the Company are as follows.


NAME                                                  AGE                         POSITION
----                                                  ---                         --------
Declan French..............................           54          Chairman of the Board of Directors, President and
                                                                  Chief Executive Officer
John R. Wilson.............................           45          President-Systems
John A. Irwin..............................           46          President-ICS
Lloyd MacLean..............................           46          Chief Financial Officer and Director
William J. Neill...........................           37          Director
John Dunne.................................           59          Director
Blair Taylor...............................           46          Director
James Reddy................................           59          Director
Robert M. Rubin............................           58          Director
Michael Carrazza...........................           33          Director


         Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

         DECLAN FRENCH has served as the Company's Chairman of the Board of Directors, President and Chief Executive Officer since the inception of the Company in February 1994. Prior to founding the Company, Mr. French was President and Chief Executive Officer of TEC Partners Ltd., an IT recruiting firm in Toronto, Ontario. Mr. French has a diploma in Psychology and Philosophy from the University of St. Thomas in Rome, Italy.

         JOHN R. WILSON has served as President of Systems since 1982 and was its sole shareholder prior to its sale to the Company in April 1998. Mr. Wilson is a member of the Company's Operations Committee.

         JOHN A. IRWIN has served as President of ICS since 1980 and was its sole shareholder prior to its sale to the Company in May 1998. Mr. Irwin has a degree in Computer Programming from Cambridge College of Arts and Technology. Mr. Irwin is a member of the Company's Operations Committee.

         LLOYD MACLEAN has served as the Company's Chief Financial Officer since September 1997 and as a Director since June 1998. Mr. MacLean is the sole officer and director of Globe Capital Corporation. From 1996 to 1997, Mr. MacLean was Vice President and Chief Financial Officer of ING Direct Bank of Canada. From 1994 until 1996, he was Vice President and Chief Financial Officer of North American Trust, Inc., where he also served as a Vice President from 1990 until 1994. Mr. MacLean has an MBA from Harvard University and is a member of the Canadian Institute of Chartered Accountants.

         WILLIAM J. NEILL has served as a Director since the offering on June 2, 1999. Mr. Neill is currently a senior executive at Sun Media Corp. From October 1997 to October 1998 he served as Publisher and Chief Executive Officer of the Financial Post. From 1996 until 1997, Mr. Neill was Publisher of the Ottawa Sun. From 1993 until 1996, he was a Vice President of the Financial Post. Mr. Neill has an MBA from Queens University in Kingston, Ontario.

         BLAIR TAYLOR has served as a Director since the offering on June 2, 1999. Since July 1997, Mr. Taylor has served as Director of Finance and Operations for Phoenix Research and Trading Corporation. From 1993 to 1997, he was a managing director of CIBC Wood Gundy Securities, Inc. Mr. Taylor has a degree in computer science from the University of Waterloo and is a member of the Canadian Institute of Chartered Accountants.

         JOHN DUNNE has served as a Director since the offering on June 2, 1999. Mr. Dunne has been Chairman and Chief Executive Officer of the Great Atlantic & Pacific Company of Canada, Ltd ("Great Atlantic") since August 1997, where he also served as President and Chief Operating Officer from September 1996 until August 1997. From November 1995 until September 1996, Mr. Dunne was Chairman and Chief Executive Officer of Food Basics Ltd. Prior to that, he had served as Vice Chairman and Chief Merchandising Officer of Great Atlantic.

         JAMES REDDY has served as a Director since the offering on June 2, 1999. Mr. Reddy has served as Chief Financial Officer of Gemstar Communications, Inc. since July 1998. From July 1997 to July 1998, Mr. Reddy was an independent management consultant. He is a member of the Canadian Institute of Chartered Accountants. From 1989 to 1997, he was employed by DFI Securities, Inc., most recently as Chief Financial Officer.

         ROBERT M. RUBIN has served as a Director since the offering on June 2, 1999. Mr. Rubin has served as Chairman of the Board of Directors of Diplomat Direct Marketing Corporation since 1994. From October 1990 to the present, Mr. Rubin has served as the Chairman of the Board of Directors and Chief Executive Officer of American United Global Inc., a telecommunications and software company ("AUGI"). Mr. Rubin was formerly a Director and Vice Chairman of the Board of Directors, and is a minority stockholder of American Complex Care, Incorporated ("ACCI"). In April 1995, the principal operating subsidiaries of ACCI petitioned in the Circuit Court of Broward County, Florida for an assignment for the benefit of creditors. Mr. Rubin is also a Director of Help At Home, Inc., Western Power and Equipment Corporation, IDF International Inc., Response USA, Inc. and Med-Emerg International, Inc., each of which are public companies. Mr. Rubin was Chairman of the Board of Directors, Chief Executive Officer and remains a Director and a principal stockholder of ERD Waste Corp., which filed for bankruptcy protection in 1997. Mr. Rubin was the founder, President, Chief Executive Officer and a Director of Superior Care, Inc. ("SCI") from its inception in 1976 until May 1986 and continued as a Director of SCI (now known as Olsten Corporation ("Olsten")) until the latter part of 1987. Olsten, a New York Stock Exchange listed company, is engaged in providing home care and institutional staffing services and health care management services.

         MICHAEL CARRAZZA has served as a Director since the offering on June 2, 1999. From September 1991 to November 1998 Mr. Carrazza was the Managing Director and sole shareholder of Southport Consulting Corp. Southport provided IT workers to clients, in the New York area, primarily in the financial sector. He is currently the Managing Director of Craven Street Capital Partners, a privately owned equity investment and management company which specializes in acquisitions. Since 1997, Mr. Carrazza has held a Senior Corporate Finance advisory position and has been the assistant to the Chief Financial Officer of Mitchell Madison Group, a global management consultant. From 1995 to 1997, he served as Vice-President of South Street Capital Group, a company specializing in turnarounds for middle market public and private companies. From 1989 to 1995, Mr. Carrazza was an associate and an advisor to Goldman, Sachs & Co. where he was involved in automating operations within the Investment Banking, Finance and Treasury Divisions. Mr. Carrazza is a Certified Management Consultant and a member of the Turnaround Management Association. Mr. Carrazza has a B.S. in Electrical Engineering from the Pennsylvania State University and an MBA from the Stern School of Business at New York University.

COMMITTEES OF THE BOARD

         In July 1998, the Board of Directors formalized the creation of a Compensation Committee, which is comprised of Blair Taylor, William J. Neill and Declan French. The Compensation Committee has (i) full power and authority to interpret the provisions of, and supervise the administration of, the Plan and
(ii) the authority to review all compensation matters relating to the Company. The Compensation Committee has not yet met and has not yet formulated compensation policies for senior management and executive officers. However, it is anticipated that the Compensation Committee will develop a Company-wide program covering all employees and that the goals of such program will be to attract, maintain and motivate the Company's employees. It is further anticipated that one of the aspects of the program will be to link an employee's compensation to his or her performance, by granting stock options, or other awards to employees who reach certain objectives. It is expected that salaries will be set competitively relative to the IT staffing industry and that individual experience and performance will be considered in setting salaries.

         In July 1998, the Board of Directors also formalized the creation of an Audit Committee, which is comprised of Lloyd MacLean, James Reddy, and John Dunne. The Audit Committee is charged with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto:
(i) the preparation of the Company's annual financial statements in collaboration with the Company's chartered accountants; (ii) annual review of the financial statements and annual report of the Company; and (iii) all contracts between the Company and the officers, directors and other affiliates thereof. The Audit Committee, like most independent committees of public companies, does not have explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company's senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

OPERATIONS COMMITTEE

         The Company has established an Operations Committee in order for the Company's officers to exchange information on industry trends and promote "best practices" among the officers. The head of each regional office and subsidiary will serve on the Operations Committee. Currently, the Operations Committee consists of Declan French, Lloyd MacLean, John A. Irwin and John R. Wilson.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The Bylaws of the Company provide that the Company shall indemnify to the fullest extent permitted by Canadian law directors and officers (and former officers and directors) of the Company. Such indemnification includes all costs and expenses and charges reasonably incurred in connection with the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been an officer or director of the Company if such person was substantially successful on the merits in his or her defense of the action and he or she acted honestly and in good faith with a view to the best interests of the Company, and if a criminal or administrative action that is enforced by a monetary penalty, such person had reasonable grounds to believe his or her conduct was lawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company and the Underwriters pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or by the underwriters in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

EXECUTIVE COMPENSATION

         The Summary Compensation Table below sets forth compensation paid by the Company and its subsidiaries for the last three fiscal year for services in all capacities for its CEO and any other officer who received a total annual salary and bonus from the Company which exceeded $100,000.

SUMMARY COMPENSATION TABLE

         The following table sets forth all cash compensation for services rendered in all capacities to the Company, for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996 paid to the Company's Chief Executive Officer, and the two other most highly compensated executive officers (the "Named Executive Officers") at the end of the above fiscal years whose total annual salary plus bonus exceeded $100,000 per annum.


                                                   YEAR/                                       OTHER
                                                   ENDED           ANNUAL                       COM-
NAME AND PRINCIPAL POSITION                       DECEMBER      COMPENSATION         BONUS    PENSATION
---------------------------                       --------      ------------         -----    ---------
Declan French.....................................  1998         $98,000             -        $8,342
Chairman of the Board of Directors                  1997         104,275             -         8,342
President and Chief Executive Officer               1996         108,350             -         8,668
John A. Irwin.....................................  1998         130,580             -        35,888
President-ICS                                       1997         195,000                       8,342
                                                    1996               -             -             -
                                                                       -             -
John R. Wilson....................................  1998          90,000             -        77,282
President-System                                    1997          83,420             -        20,855
                                                    1996          80,659             -        10,113



EMPLOYMENT CONTRACTS

         The Company has entered into an employment agreement with Declan French whereby he will serve as the Company's Chairman of the Board of Directors, President and Chief Executive Officer for a period of five years commencing on June 2, 1999. Mr. French shall be paid a base salary of $97,900 (CDN$150,000) and a bonus based on a percentage of the Company's net income.

         On May 19, 1998, in connection with the acquisition of ICS, the Company entered into an employment agreement for John A. Irwin whereby he will serve as President of ICS. The employment agreement is for a term of three years commencing on January 1, 1998, the effective date of the acquisition of ICS. Mr. Irwin receives a salary of $130,580 (CDN$200,000) plus a quarterly bonus of 2% of all permanent placement service revenue and 2% of the gross profit all contract services revenue.

         In February 1998, in connection with the acquisition of Systems, the Company entered into a three year employment agreement with John R. Wilson whereby he will serve as President of Systems at a salary of $90,000 (CDN$137,195) per year. The agreement was effective as of January 2, 1997. Mr. Wilson receives a commission of 10% of the permanent placement revenue of Systems. Additionally, he receives $0.65 for every hour of contract services provided by IT professionals placed by Systems, provided that the gross margin on such hour exceeds $6.50. Pursuant to the agreement, Mr. Wilson will have control of the day-to-day management of Systems.

CONSULTING AGREEMENTS

         In November 1998, in connection with the acquisition of certain assets of Southport, the Company entered into a consulting agreement with Michael Carrazza, the owner of Southport. Southport was engaged in the business of providing IT workers to corporations in the New York, tri-state region. The consulting agreement is for a term of two years and provides for an annual salary of $125,000.

         In May 1998, the Company entered into a consulting agreement with Robert M. Rubin, a director of the Company, pursuant to which Mr. Rubin will aid the Company in structuring and negotiating acquisitions, strategic partnerships and other expansion opportunities. In exchange for such services, Mr. Rubin has been granted an option to purchase 200,000 Common
Shares at a purchase price of $2.10 per share and a consulting fee of $80,000 per year. The consulting agreement is for a term of five years. Mr. Rubin has agreed not to sell, transfer, assign, hypothecate or otherwise dispose of the Common Shares issuable upon exercise of the options for a period of two years after exercise without the consent of the Company.

COMPENSATION OF DIRECTORS

             There are no standard arrangements for the payment of any fees to directors of the Company for acting in such capacity. Directors are reimbursed for expenses for attending meetings.

             The Company has adopted a 1998 Stock Option Plan (the "Plan") pursuant to which options will be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

             The Plan will be administered by the Compensation Committee or the Board of Directors, which will determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of Common Shares issuable upon the exercise of the options and the option exercise price.

         The Plan is effective for a period for ten years, expiring in 2008. Options to acquire an aggregate of 435,000 Common Shares may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. The Plan is designed to enable management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the Plan may be exercisable for up to ten years, generally require a minimum two year vesting period and shall be at an exercise price all as determined by the Board of directors provided that pursuant to the terms of the Underwriting Agreement between the Company and the underwriters, the exercise price of any options may not be less than the fair market value of the Common Shares on the date of the grant. Options are non-transferable, and are exercisable only by the participant (or by his or her respective guardian or legal representative) during his or her lifetime or by his or her legal representatives following death.

             If a participant ceases affiliation with the Company by reason of death, permanent disability or retirement at or after age 65, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant 90 days to exercise the option, except for termination for cause which results in immediate termination of the option.

             Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan, subject to applicable securities regulation.

             The Plan may be terminated or amended at any time by the Board of Directors, except that the number of Common Shares reserved for issuance upon the exercise of options granted under the Plan may not be increased without the consent of the shareholders of the Company. As of December 31, 1998, no options have been granted under the Plan.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

             In April 1998, the Company acquired all the issued and outstanding capital stock of SCI and SPSI from John R. Wilson for aggregate consideration of $100,007 and 174,551 Common Shares. The acquisition was effective as of January 2, 1997. SPSI is inactive but holds certain assets utilized by Systems in its operations. Mr. Wilson was not affiliated with the Company prior to the acquisition.

             On May 19, 1998, the Company completed the acquisition of all the issued and outstanding capital stock of ICS for $303,955 in cash and 130,914 shares of Common Shares to John A. Irwin. In connection with the acquisition, ICS made a distribution to Mr. Irwin of certain ICS assets that were not necessary for the operation of the business. The transaction was effective as of January 1, 1998. Mr. Irwin was not affiliated with the Company prior to the acquisition.

             The Company, through ICS, leases its Scarborough, Ontario office facility from 1242541 Ontario Ltd., a corporation owned by John A. Irwin, President of ICS, and certain other ICS employees. The three year lease, which expires in May 2001, requires annual rental payments of $39,000, which the Company believes is as least as favorable as could be obtained from a non-affiliated third party.

             In October 1997, in consideration for business consulting services, including identifying, structuring and effecting the acquisitions of Systems and ICS, the Company issued 113,459 Common Shares to Globe Capital Corporation, which is controlled by Lloyd MacLean, the Company's Chief Financial Officer and a Director.

             In May 1998, the Company entered into a consulting agreement with Robert M. Rubin, a director of the Company, pursuant to which Mr. Rubin will aid the Company in structuring and negotiating acquisitions, strategic partnerships and other expansion opportunities. In exchange for such services, Mr. Rubin received an option to purchase 200,000 Common Shares at a purchase price of $2.10 per share and a consulting fee of $80,000 per year. The consulting agreement is for a term of five years. Mr. Rubin has agreed not to sell, transfer, assign, hypothecate or otherwise dispose of the Common Shares issuable upon exercise of the options for a period of two years after exercise without the consent of the Company.

             In November 1998, the Company purchased certain assets of Southport from Michael Carrazza for $50,000 in cash and 40,000 Common Shares. Mr. Carrazza has been a director since the offering on June 2, 1999. In connection with the acquisition, Mr. Carrazza entered into a consulting agreement with the Company for a period of two years. Mr. Carrazza shall be paid $250,000 in consideration for his consulting services. Certain payments under such consulting agreement are secured by a lien, secured in priority on the accounts receivable of the Company.

             While the Company was a private company, the Company lacked sufficient independent directors to ratify the foregoing transactions. However, management believes that the foregoing transactions were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors or 5% shareholders, and their respective affiliates, will be on terms no less favorable than could be obtained from unaffiliated third parties. In the event that the Company enters into future affiliated transactions they will be approved by the Company's independent directors who do not have an interest in the transactions and who have access, at the Company's expense, to the Company's counsel or independent legal counsel.

PART II.

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.
Not applicable.

                                    PART IV.

ITEM 17.  FINANCIAL STATEMENTS
See Pages F-1 to F -22

ITEM 18.  FINANCIAL STATEMENTS
Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

(a).         See the Exhibit to the Financial Statements on Page F-1.

(b).         Exhibit Index


Exhibit
Number         Description
------         -----------

1(a)           Form of Underwriting Agreement+

3(a)           Bylaws of the Company+

(b)            Articles of Incorporation dated February 11, 1994+

(c)            Articles of Incorporation dated February 15, 1996+

(d)            Articles of Incorporation dated April 15, 1998+

(e)            Articles of Incorporation dated August 6, 1998+

(f)            Articles of Incorporation dated January 19, 1999+

4(a)           Form of Underwriters' Warrant+

(b)            Specimen of Common Share Certificate+

5(a)           Opinion of McMillan Binch+

10(a)          Form of Financial Consulting Agreement+

(b)            1998 Stock Option Plan+

(c)            Lease of the Company's Headquarters in Toronto, Ontario+

(d)            Lease of the Company's office in New York, New York+

(e)            Lease of the Company's office in Etobicoke, Ontario+

(f)            Lease of the Company's office in Scarborough, Ontario+

(g)            Lease of the Company's Office in Ottawa, Ontario+



(h)            Employment Agreement between the Company and Delcan French dated
               August 1998+

(i)            Employment Agreement between the Company and John A. Irwin dated
               May 19, 1998+

(j)            Employment Agreement between the Company and John R. Wilson dated
               February 8, 1998+

(k)            Form of Consulting Agreement for the Company's Independent
               Contractors+

(l)            Form of Services Agreement for the Company's Customers+

(m)            Agreement for the Acquisition of Capital Stock of International
               Career Specialists Ltd.+

(n)            Agreement for the Acquisition of Capital Stock of Systemsearch
               Consulting Services, Inc. and Systems, PS, Inc.+

(o) License Agreement between the Company and Great Lakes Research and Development, Ltd. dated August 1, 1998+

(p)            Joint Venture Agreement between the Company and Great Lakes
               Research and Development, Ltd. dated October 30, 1998+

(q)            Consulting Agreement between the Company and Robert M. Rubin+

(r)            Form of Employment Agreement with Confidentiality Provision+

(s)            Asset Purchase Agreement between the Company and Southport
               Consulting Company+

(t)            Consulting Agreement between the Company and Michael Carrazza+


+ Documents previously filed with the Company's Registration Statement and Post Effective Amendment thereto.

                                   SIGNATURES


             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunder duly authorized.



                                   For and on Behalf of

                                   IT STAFFING LTD.


                                   By: /s/ DECLAN FRENCH
                                   -----------------------------------
                                           Declan French
                                           Chairman of the Board, President and
                                           Chief Executive Officer

Date: June 30, 1999

                                IT STAFFING LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

                         TOGETHER WITH AUDITORS' REPORT




                                TABLE OF CONTENTS

Report of Independent Auditors                                      F-2

Consolidated Balance Sheets                                         F-3

Consolidated Statements of Income                                   F-5

Consolidated Statements of Changes in Stockholders' Equity          F-6

Consolidated Statements of Cash Flows                               F-7

Notes to Consolidated Financial Statements                   F-8 to F-22


SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of IT Staffing Ltd.


We have audited the accompanying consolidated balance sheets of IT Staffing Ltd. (incorporated in Canada) as of December 31, 1998 and 1997 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IT Staffing Ltd. as of December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles in the United States of America.




Toronto, Ontario
June 25, 1999                                         Chartered Accountants


1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416-785-5353
Fax: 416-785-5663

IT STAFFING LTD.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)


                                                                1998         1997
                                                                 $             $
                                     ASSETS
CURRENT ASSETS

    Cash                                                            --       9,860
    Accounts receivable (note 2)                             2,184,783     761,570
    Prepaid expenses                                            87,941      19,997
                                                             ---------   ---------
                                                             2,272,724     791,427

CAPITAL ASSETS (note 3)                                        526,562      47,955

GOODWILL (note 4)                                            1,332,603     434,833

INVESTMENT IN NON-RELATED COMPANY (note 5)                     130,438          --

DEFERRED CHARGES (note 6)                                      586,450          --
                                                             ---------   ---------

                                                             4,848,777   1,274,215
                                                             ---------   ---------
                                                             ---------   ---------


IT STAFFING LTD.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)


                                                                        1998           1997
                                                                         $              $
                                   LIABILITIES
CURRENT LIABILITIES

    Bank indebtedness (note 7)                                         734,034       196,248
    Accounts payable                                                 1,386,659       388,250
    Income taxes payable                                                95,212        40,786
    Note payable                                                            --       104,858
    Current portion of long-term debt (note 8)                         218,251        21,191
    Advances from stockholders                                              --        49,749
                                                                     ---------     ---------
                                                                     2,434,156       801,082

LONG-TERM DEBT (note 8)                                                628,428        37,278
                                                                     ---------     ---------
                                                                     3,062,584       838,360
                                                                     ---------     ---------

                              STOCKHOLDERS' EQUITY

CAPITAL STOCK (note 9)                                               1,448,368       328,327

CUMULATIVE TRANSLATION ADJUSTMENT                                     (139,026)      (18,133)

RETAINED EARNINGS                                                      476,851       125,661
                                                                     ---------     ---------
                                                                     1,786,193       435,855
                                                                     ---------     ---------
                                                                     4,848,777     1,274,215
                                                                     ---------     ---------
                                                                     ---------     ---------



        The accompanying notes are an integral part of these consolidated financial statements.

IT STAFFING LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)


                                                1998          1997
                                                 $              $
REVENUE

    Contract services                        10,273,956    3,729,703
    Permanent placements                      2,228,604      974,638
                                             ----------    ---------

                                             12,502,560    4,704,341

COST OF CONTRACT SERVICES                     7,594,533    2,888,540
                                             ----------    ---------

GROSS PROFIT                                  4,908,027    1,815,801
                                             ----------    ---------

EXPENSES

    Selling                                   2,984,604    1,123,051
    Administrative                            1,354,561      373,627
    Financial                                   102,351      125,594
                                             ----------    ---------
                                              4,441,516    1,622,272
                                             ----------    ---------

INCOME BEFORE INCOME TAXES                      466,511      193,529

    Income taxes (note 10)                      115,321       55,121
                                             ----------    ---------

NET INCOME                                      351,190      138,408
                                             ----------    ---------
                                             ----------    ---------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING

    Basic                                     1,684,542    1,209,135
                                             ----------    ---------
                                             ----------    ---------

    Fully diluted                             1,906,667    1,309,135
                                             ----------    ---------
                                             ----------    ---------

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE

    Basic                                          0.21         0.11
                                             ----------    ---------
                                             ----------    ---------

    Fully diluted                                  0.18         0.11
                                             ----------    ---------
                                             ----------    ---------



        The accompanying notes are an integral part of these consolidated financial statements.

IT STAFFING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)


                                    Common
                                     Stock                              Cumulative
                                 Number of                  Retained    Translation
                                    Shares     Amounts      Earnings    Adjustments
                                 ----------    -------      --------    -----------
                                                   $           $             $
Balance as of December 31, 1996   1,021,125           4     (12,747)          59

Common shares issued                288,010     328,323          --           --

Foreign currency translation             --          --          --      (18,192)

Net income for the year                  --          --     138,408           --
                                  ---------   ---------     -------     --------

Balance as of December 31, 1997   1,309,135     328,327     125,661      (18,133)

Common shares issued                408,740   1,120,041          --           --

Foreign currency translation             --          --          --     (120,893)

Net income for the year                  --          --     351,190           --
                                  ---------   ---------     -------     --------

Balance as of December 31, 1998   1,717,875   1,448,368     476,851     (139,026)
                                  ---------   ---------     -------     --------
                                  ---------   ---------     -------     --------



        The accompanying notes are an integral part of these consolidated financial statements.

IT STAFFING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)


                                                                   1998          1997
                                                                     $            $
Cash flows from operating activities:
    Net income                                                     351,190       138,408
                                                               -----------     ---------
    Adjustments to reconcile net income to
     net cash (used in) provided by
     operating activities:
        Amortization                                               140,735        16,968
        Amortization of goodwill                                    44,191        15,258
        Increase in accounts receivable                        (1,524,174)     (577,114)
        Increase in prepaid expenses                              (83,531)      (15,645)
        Increase in accounts payable                             1,058,432       317,281
        Decrease in income taxes payable                            59,095        34,365
                                                               -----------     ---------
    Total adjustments                                            (305,252)     (208,887)
                                                               -----------     ---------

    Net cash provided by (used in) operating activities             45,938      (70,479)
                                                               -----------     ---------

Cash flows from investing activities:
    Purchases of capital assets                                  (638,867)      (44,739)
    Incorporation costs                                                --            733
    Acquisition of goodwill                                      (989,825)     (140,028)
    Acquisition of shares in non-related company                 (134,853)           --
                                                               -----------     ---------

    Net cash used in investing activities                      (1,763,545)     (184,034)
                                                               -----------     ---------

Cash flows from financing activity:
    Increase (decrease) in notes payable                         (101,140)       108,350
    Increase in long-term debt                                     818,942        23,837
    Proceeds from issuance of capital stock                      1,075,253            --
    Increase (decrease) in advances from shareholders             (47,985)        21,716
    Increase in deferred charges                                 (606,300)            --
    Increase in bank indebtedness                                  569,592        96,601
                                                               -----------     ---------
                                                                 1,708,362       750,504
                                                               -----------     ---------
Effect of foreign currency exchange rate changes                     (615)         8,126
                                                               -----------     ---------
Net increase (decrease) in cash and cash equivalents               (9,860)         4,117
Cash and cash equivalents
    -  Beginning of year                                             9,860         5,743
                                                               -----------     ---------

    -  End of year                                                     --          9,860
                                                               -----------     ---------
                                                               -----------     ---------

Interest paid                                                      113,102         6,491
                                                               -----------     ---------
                                                               -----------     ---------

Income taxes paid                                                       --            --
                                                               -----------     ---------
                                                               -----------     ---------



        The accompanying notes are an integral part of these consolidated financial statements.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a)   Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The earnings of the subsidiaries are included from the date of acquisition. All significant inter-company accounts have been eliminated.

         Systemsearch Consulting Services Inc. was acquired on January 2, 1997 for $391,313. This amount was paid by the issuance of common shares and a cash payment of $97,828. The purchase has been reflected as follows:

         Consideration                   $391,313
         Assumption of net liabilities     57,321
                                         --------
         Goodwill                        $448,634
                                         --------
                                         --------



         International Career Specialists Ltd. was acquired on January 1, 1998 for $652,188. This amount was paid by the issuance of common shares and a cash payment of $326,094. The purchase was reflected as follows:

         Consideration                   $652,188
         Assumption of net liabilities    198,409
                                         --------
         Goodwill                        $850,597
                                         --------
                                         --------


         The assets of Southport Consulting Company, a New Jersey corporation were acquired by IT Staffing Ltd. in a transaction effective October 31, 1998. The consideration for the acquisition was as follows:

         Cash                            $ 50,000
         Shares                           200,000
                                         --------
                                         $250,000
                                         --------
                                         --------


IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

    a)   Principles of Consolidation (cont'd)

         40,000 shares were issued.

         The assets acquired are valued as follows:

         Software                           $130,000
         Office furniture and equipment       20,000
         Goodwill                            100,000
                                            --------
                                            $250,000
                                            --------
                                            --------


    b)   Principal Business Activity

         IT Staffing is an information technology staffing company, which along with its subsidiaries System Search Consulting Services Inc. and International Career Specialists Ltd., specialize in placing information technology personnel on both a contract and permanent basis

         System Search Consultants Inc. was purchased by IT Staffing Ltd. in a transaction effective January 2, 1997. The acquisition was accounted for using the purchase method.

         International Career Specialists Ltd. was purchased by IT Staffing Ltd. in a transaction effective January 1, 1998. The acquisition was accounted for using the purchase method.

    c)   Cash and Cash Equivalents (Bank Indebtedness)

         Cash and cash equivalents (bank indebtedness) include cash on hand, amounts due from and to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

    d)   Other Financial Instruments

         The carrying amount of the company's other financial instruments approximate fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

    e)   Long-term Financial Instruments

         The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

    f)   Capital Assets

         Property and equipment are recorded at cost and are depreciated on the declining balance basis over their estimated useful lives.

    g)   Revenue

         Revenue from contract placements is recognized as services are performed. Revenue from permanent placements are recognized upon commencement of employment.

    h)   Goodwill

         Goodwill representing the cost in excess of the fair value of net assets acquired related to the acquisitions of System Search Consulting Services Inc., International Career Specialists Ltd., and the assets of Southport Consulting Company is being amortized on a straight-line basis over a thirty year period. The Company calculates the recoverability of goodwill on a quarterly basis by reference to estimated undiscounted future cash flows.

    i)   Foreign Currency Translation

         The translation of the consolidated financial statements from Canadian dollars ("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates or at any other rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

    i)   Use of Estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

    j)   Comprehensive Income

         In 1998, the company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". This standard requires companies to disclose comprehensive income in their financial statements. In additional to items included in net income, comprehensive income includes items currently charged or credited directly to stockholders' equity, such as the changes in unrealized appreciation (depreciation) of securities and foreign currency translation adjustments.

2.  ACCOUNTS RECEIVABLE


                                           1998         1997
                                             $            $
Accounts receivable                     2,217,392     796,523
Less: Allowance for doubtful accounts      32,609      34,953
                                        ---------     -------
                                        2,184,783     761,570
                                        ---------     -------
                                        ---------     -------



4.  CAPITAL ASSETS


                                            1998                        1997
                               ------------------------------------    -------
                                         Accumulated
                                  Cost  Amortization            Net       Net
                               -------  ------------       --------    ------
                                     $             $              $         $

Furniture and equipment        227,284        52,151        175,133    24,565
Computer equipment             268,924        57,381        211,543    16,399
Computer software              136,510        74,777         61,733     6,991
Leasehold improvements           5,263           526          4,737        --
Software database               10,551         1,583          8,968        --
Website development              3,147           472          2,675        --
HR Work bench development       46,652            --         46,652        --
Apptracker development          15,121            --         15,121        --
                               -------       -------        -------    ------
                               713,452       186,890        526,562    47,955
                               -------       -------        -------    ------
                               -------       -------        -------    ------

  Assets under capital lease   301,291        40,539        260,753        --
                               -------       -------        -------    ------
                               -------       -------        -------    ------



  Amortization for the year amounted to $140,735 ($16,968 in 1997).

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


4.  GOODWILL

Goodwill is the excess of cost over the value of assets acquired over liabilities assumed.


                                   1998         1997
                                     $            $
Cost                            1,389,123     450,091

   Accumulated amortization        56,520      15,258
                                ---------     -------

Net                             1,332,603     434,833
                                ---------     -------
                                ---------     -------

AMORTIZATION FOR THE YEAR          44,191      15,258
                                ---------     -------
                                ---------     -------



5.  INVESTMENT IN NON-RELATED COMPANY

    In September 1998, IT Staffing Ltd. was issued 95,000 common shares of Fax Forward Inc. in lieu of $130,438 receivable owing to them. The investment is accounted for using the cost method. Fax Forward Inc. has issued an offering memorization as at March 15, 1999 in order to raise $15,000,000 through the Issuance of 3,750,000 units. Each unit consists of 1 common share and one-quarter of one share purchase warrants. At date hereof this offering has not yet closed.


6.  DEFERRED CHARGES

    Deferred charges are related to the initial public offering as described in note 15. These costs will be charged against the proceeds of the new share issuance in 1999.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


7.  BANK INDEBTEDNESS AND LINE OF CREDIT

    The companies have available a line of credit to a maximum of $1,500,000, which bears interest at Canadian prime plus 2.1% per annum and is secured by a general assignment of book debts, a general security agreement and guarantees and postponements of claims by various affiliated companies.


8.  LONG-TERM DEBT


                                                                                 1998          1997
                                                                                  $             $
    a.   Included therein:

    A BDC loan secured by a general security agreement, payable in 59 equal monthly payments of $3,261 starting April 23, 1999, plus interest of the BDC base rate plus 2% per annum. Currently the interest rate is 11%. In addition IT Staffing Ltd. shall pay interest monthly by way of royalty of 0.018% per annum of IT Staffing Ltd.'s
    projected annual gross sales                                                195,656        --

    A Business Development Bank of Canada ("BDC") loan, secured by a general security agreement, payable in 44 equal monthly payments of
    $4,348 from October 23, 1998, plus interest of the BDC base rate plus
    4% per annum. Current the interest rate is 12.75%. In addition IT
    Staffing Ltd. shall pay interest monthly by way of a royalty of
    0.0426% per annum of IT Staffing Ltd.'s projected annual
    gross sales                                                                 243,496        --

    A BDC loan, secured by a general security agreement, payable in 47 monthly payments of $3,261 plus interest of the BDC base rate plus 4%
    per annum. Currently, the interest rate is 12.75%. In addition IT
    Staffing Ltd. shall pay interest monthly by way of royalty of 0.0198%
    per annum of its projected gross annual sales                               182.613        --

    A BDC loan secured by a general security agreement, payable in 22 remaining monthly payments of $653 plus interest of the BDC operational interest rate prime plus 5%, per annum.
    Currently, the interest rate if 13.75%                                       20,218        --


IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


8.  LONG-TERM DEBT   (cont'd)


                                                                                     1998         1997
                                                                                       $           $
    A BDC loan secured by a general security agreement payable in 23 remaining monthly payments of $653 plus interest of the BDC base rate
    plus 3% per annum. Currently, the interest rate is 11.75%                        15,000      23,749

    A National Bank of Canada non-revolving, demand loan currently with no outstanding balance. Payments were made on a monthly basis in the amount of $608 for 24 months, at a rate equal to the National Bank of
    Canada Canadian prime rate plus 2% per annum                                         --       5,746

    Various capital leases with various payment terms and interest rates            189,696          --
                                                                                    -------     -------
                                                                                    846,679      58,469

    Less: Current portion                                                           218,251      21,191
                                                                                    -------     -------
                                                                                    628,428      37,278
                                                                                    -------     -------
                                                                                    -------     -------


    b)   Future principal payments obligations are as follows:

         1999                                                                                  $218,251
         2000                                                                                   203,944
         2001                                                                                   160,262
         2002                                                                                   146,158
         2003                                                                                   107,840
         Thereafter                                                                              10,224
                                                                                               --------
                                                                                               $846,679
                                                                                               --------
                                                                                               --------



    c) Interest expense with respect to the long-term debt amounted to $60,317 ($6,491 in 1997).

    d) Pursuant to the BDC loan agreement, BDC has the option to acquire 22,125 shares for an aggregate consideration of $1. The fair market value of these shares at the time of issuance was $62,393 ($2.82 share). The imputed discount on these options is being amortized over the term of the loan as interest.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


9.  CAPITAL STOCK

    Authorized

    An unlimited number of common shares


    Issued                     Shares                  $
    ------                     ------                  -
    December 31, 1998        1,717,875           1,448,368
    December 31, 1997        1,309,135             328,327


    On January 2, 1997, 288,010 shares were issued in conjunction with the acquisition of System Search Consulting Services Inc. with a carrying value of $328,323.

    On January 1, 1998, 130,914 shares were issued in conjunction with the acquisition of International Career Specialists Ltd. with a carrying value of $349,528.

    A private placement of 196,370 shares was completed in March 1998 yielding proceeds of $423,639.

    A second private placement of 85,094 shares was completed in April 1998 yielding proceeds of $216,814.

    The company redeemed 43,637 shares for $69,940 in April 1998.

    The company has outstanding stock options issued in conjunction with its long-term financing agreements for 22,125 shares (see note 8d) and additional options issued to a consultant of the company for 200,000 shares exercisable at $2.10/share.

    Subsequent to June 30, 1998, the company granted options to purchase 50,000 shares to a vice president. The options are exercisable at the issue price of common shares in the proposed initial public offering.

    On October 31, 1998, the company issued 40,000 shares in the acquisition of the assets of Southport Inc. The cost of these shares was $200,000.

    The company has initiated a stock option plan for officers, directors, consultants, key employees and advisors. Under the plan, options to acquire an aggregate of 435,000 common shares may be granted at the discretion of the board of directors. The shares will require a two year vesting period and will be exercisable for up to 10 years. The option exercise price will be determined by the board of directors and may not be less than the fair market value of the common shares on the date of the granting of an option. To date, no options have been granted under this plan.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


9.  CAPITAL STOCK   (cont'd)

    On August 6, 1998, the company split its stock. The result of the split converted the outstanding shares from 1,281,667 to 1,667,875 shares. The number of shares indicated above have been retroactively restated in all periods to reflect the stock split on august 6, 1998.

    The fully diluted shares outstanding after the effect of the stock split is 1,900,000 shares.

    Weighted average number of shares outstanding is calculated on a fully diluted basis after giving effect to the stock split.


10. INCOME TAXES


                                                                    1998          1997
                                                                      $            $
    Income taxes consist of:

    Amount calculated at Federal and Provincial statutory rates    115,471       70,702
                                                                   -------     --------

    Increase (decrease) resulting from:
         Permanent differences                                      10,407        2,714
         Timing differences                                        (1,471)         (29)
         Other differences                                         (9,086)     (18,266)
                                                                   -------     --------
                                                                     (150)     (15,581)
                                                                   -------     --------

    Current income taxes                                           115,321       55,121
                                                                   -------     --------
                                                                   -------     --------


IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

11. COMPREHENSIVE INCOME

    The Company has adopted Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income and its components in the financial statements. However, it does not affect net income or stockholders' equity. The components of comprehensive income are as follows:


                                        1998        1997
                                         $            $
    Net income                       351,190     138,408
    Other comprehensive loss        (120,893)     (18,192)
                                    --------     --------

    Comprehensive income              230,297     120,216
                                    --------     --------
                                    --------     --------



    The components of accumulated other comprehensive income (loss) are as follows:

    Accumulated other comprehensive income, December 31, 1996            $      59
    Foreign currency translation adjustments for the year ended
         December 31, 1997                                                 (18,192)
                                                                         ---------

    Accumulated other comprehensive losses, December 31, 1997              (18,133)

    Foreign currency translation adjustments for the year ended
     December 31, 1998                                                    (120,893)
                                                                         ---------

    Accumulated other comprehensive losses December 31, 1998             $(139,026)
                                                                         ---------
                                                                         ---------



    The foreign currency translation adjustments are not currently adjusted for income taxes since the company is situated in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars done only for the convenience of the reader.


12. TRANSACTIONS WITH RELATED COMPANIES

    Prior to IT Staffing Ltd. purchasing shares of International Career Specialists Ltd. on January 1, 1998, the company rented premises from International Career Specialists Ltd. The land and building were disposed of as part of the purchase price.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


13. LEASE COMMITMENTS

    a) Minimum payments under operating leases for premises occupied by the company and its subsidiaries in Toronto and New York, exclusive of most operating costs and realty taxes, for the fiscal year end of December 31 for the next five years are as follows:

         1999                          $173,064
         2000                           173,141
         2001                           169,195
         2002                            43,295
         2003                            40,786
         Thereafter                      13,838
                                       --------
                                       $613,319
                                       --------
                                       --------



14. SALES INFORMATION

    a)   Sales by Geographic Area



                                         1998          1997
                                          $              $
         Canada                       11,877,432    4,503,642
         United States of America        625,128      200,699
                                      ----------    ---------
                                      12,502,560    4,704,341
                                      ----------    ---------
                                      ----------    ---------



    b)   Net Income by Geographic Area

         The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.



                                         1998          1997
                                          $              $
         Canada                       333,630       131,822
         United States of America      17,560         6,586
                                      -------       -------
                                      351,190       138,408
                                      -------       -------
                                      -------       -------


IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


14. SALES INFORMATION   (cont'd)

    c)   Identifiable Assets by Geographic Area

         All identifiable assets were located in Canada for 1998.

    d)   Revenues from Major Customers


         The consolidated entity had the following revenues from major customers:

         1998
         ----
         No single customer consisted of more than 10% of the revenues.

         1997
         ----

           Bank of Montreal         $674,426      14%
           SHL Systemhouse           511,951      11%


    e)   Purchases from Major Suppliers

         There were no significant purchases from major suppliers.


15. SUBSEQUENT EVENTS

    On June 3, 1999 the company successfully completed as initial public offering on NASDAQ. The company issued 1,100,000 shares for gross proceeds of $5,500,000.


16. COMPARATIVE FIGURES

    Certain figures in the 1997 financial statements have been reclassified to conform with the basis of presentation used in 1998.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


17. STOCK OPTION PLAN

    In July 1998, the directors of the company adopted and the stockholders approved the adoption of the company's 1998 Stock Option Plan.

    The plan will be administrated by the Compensation Committee or the Board of Directors, which will determine among other things, those individuals who shall receive options, the time period during which the options may be partially of fully exercised, the number of common shares issuable upon the exercise of the options and the option exercise price.

    The plan is effective for a period for ten years, expiring in 2008. Options to acquire 435,000 common shares may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the company. The plan is designed to enable management to attract and retain qualified and competent directors, employees, consultants and independent contractors, Options granted under the plan may be exercisable for up to ten years, generally require a minimum two year vesting period, and shall be at an exercise price all as determined by the Board of Directors provided that, pursuant to the terms of the Underwriting Agreement between the company and Underwriters, the exercise price of any options may not be less than the fair market value of the common shares on the date of the grant. Options are non-transferable, and are exercisable only by the participant (or by this or her guardian of legal representative) during his or her lifetime or by his or her legal representatives following death.

    If a participant ceases, affiliation with the company by reason of death, permanent disability or retirement at or after age 65, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant 90 days to exercise the option, except for termination for cause which results in immediate termination of the option.

    The company has agreed with the representative not to grant any options under the plan at less than 100% of the fair market value of the common shares at the date of the grant of the option.

    Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the company become available again for issuance under the plan, subject to applicable securities regulation.

    The plan may be terminated or amended at any time by the Board of Directors, except that the number of common shares reserved for issuance upon the exercise of options granted under the plan may not be increased without the consent of the shareholders of the company.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


18. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

IT STAFFING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND DECEMBER 31, 1997
(AMOUNTS EXPRESSED IN US DOLLARS)


                                           1998        1997
                                            $            $
ADMINISTRATIVE

    Office and salaries and benefits     418,662      96,132
    Rent                                 227,810      66,261
    Management salaries and fees         321,231          --
    Telephone                            105,427      40,011
    Office and general                    65,131      60,898
    Taxes and licenses                    12,047      15,066
    Insurance                             16,940       8,751
    Repairs and maintenance                2,387       3,486
    Equipment rental                          --      50,796
    Amortization of goodwill              44,191      15,258
    Amortization                         140,735      16,968
                                       ---------   ---------
                                       1,354,561     373,627
                                       ---------   ---------
                                       ---------   ---------

SELLING

    Commissions                        2,691,854     954,915
    Advertising and promotion            233,397     144,455
    Automobile and travel                 59,353      23,681
                                       ---------   ---------
                                       2,984,604   1,123,051
                                       ---------   ---------
                                       ---------   ---------

FINANCIAL

    Bad debts                              6,292      36,117
    Interest and bank charges             83,718      42,153
    Professional fees                     12,341      47,324
                                       ---------     -------
                                         102,351     125,594
                                       ---------     -------
                                       ---------     -------
